Exhibit 2.1
EXECUTION VERSION
DATED 2 APRIL 2011
Norit Holding B.V.
- and -
Norit Proces Technologie Holding B.V.
- and -
Pentair Netherlands B.V.
- and -
Pentair, Inc.

AGREEMENT
for the sale and purchase of
the whole of the issued share capital
of
Norit Proces Technologie Holding B.V.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf,
London E14 5DS
(Ref: AMJ/BM/124490/2)

 (i)

THIS AGREEMENT is made on 2 April 2011
BETWEEN:
(1)	Norit Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, The Netherlands, having its registered office at Nijverheidsweg-Noord 72, 3812 PM Amersfoort, and with P.O. Box 105, 3800 AC Amersfoort, The Netherlands, and registered with the trade register of the Chambers of Commerce under number 34274012 (the “Seller”);

(2)	Norit Proces Technologie Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its corporate seat in Hengelo Ov, The Netherlands, having its registered office at Hertmerweg 42C, 7625 RH Zenderen, and with P.O. Box 89, 7620 AB Borne, The Netherlands, and registered with the trade register of the Chambers of Commerce under number 06032084 (the “Company”);

(3)	Pentair Netherlands B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its registered office at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands, and registered with the trade register of the Chambers of Commerce under number 52416771 (the “Purchaser”); and

(4)	Pentair, Inc., a company incorporated under the laws of Minnesota, whose registered office is at 5500 Wayzata Blvd., Suite 800, Golden Valley, Minnesota 55416-1259 (the “Guarantor”).
WHEREAS:
(A)	The Seller indirectly owns all issued and outstanding shares in the capital of Norit International N.V. As of the date of this Agreement, Norit International N.V. is the legal and beneficial owner of all issued and outstanding shares in the capital of the Company.

(B)	The Seller will at Completion be the legal owner of all issued and outstanding shares in the capital of the Company, further details of which are set out on Schedule 1. The Company is the holding company of a group of companies involved in the CPT Business (as defined below), as detailed in the structure chart set out in Schedule 2.

(C)	The Seller wishes to sell and the Purchaser wishes to purchase the Company on a cash and debt free basis with economic effect from the Locked Box Date through a sale and purchase of the Sale Shares on the terms and subject to the conditions of this Agreement and the Transaction Documents (as defined below).

(D)	The Guarantor has agreed to guarantee the performance of the obligations of the Purchaser under this Agreement and the Transaction Documents.

(E)	The Company and the Purchaser are aware of the provisions of the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2000 ter bescherming van de belangen van werknemers), the provisions of the Dutch Works Councils Act (Wet op de ondernemingsraden) and any other employee consultation regulations, and are each satisfied that they have consulted with the employees of the Group to the extent required prior to the signing of this Agreement.
IT IS AGREED as follows:
1.	INTERPRETATION

1.1	In this Agreement:

“Acquiror” has the meaning given to that term in Clause 16.3;

“Affiliate” means, in relation to any person, any wholly-owned subsidiary, or parent undertaking or ultimate holding company of that person and any other wholly-owned subsidiary of that ultimate holding company;

“Agent” has the meaning given to that term in Clause 33.1;

“Agreed Form” means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Purchaser (or the Purchaser’s Solicitors on behalf of the Purchaser) and the Seller (or the Seller’s Solicitors on behalf of the Seller);

“Assurance” means any warranty, promise, representation, statement, assurance, covenant, collateral contract, agreement, undertaking, indemnity, guarantee or commitment of any nature whatsoever made or given by or on behalf of the Seller or any member of the Seller’s Group prior to Completion;

“Business Day” means a day on which banks are open for business in London, Amsterdam, and Minneapolis, Minnesota (excluding Saturdays, Sundays and public holidays);

“Carbon Supply Agreements” shall mean agreements for the Seller to supply the Group with activated carbon for purposes of (a) providing the Group with the right to distribute activated carbon to third parties and (b) the Group buying activated carbon for its own account, in each case substantially in the form set forth in Schedule 11;

“Claim” means any claim made by a party to this Agreement arising out of, or in connection with any Transaction Document, or the transactions contemplated thereby, or referred to therein, howsoever arising;

“Companies Act” means the Companies Act 2006 in force on the date hereof (and, to the extent that any earlier Companies Act is in force, that Act);

“Company Warranties” means the warranties contained in Schedule 7 and “Company Warranty” means any one of them;

“Company’s Account” has the meaning given to that term in Schedule 3;

“Competition Authority” means the German Federal Cartel Office (“Bundeskartellamt”);

“Competition Condition” means the condition precedent to Completion set out in Clause 3.3;

“Competitive Business” means the provision of (a) membrane and membrane systems for water and beverage applications, (b) CO2 and O2 management and quality control equipment for the beverage industry, (c) hygienic and aseptic valves for beverage, food, pharmaceutical and biotechnology industries or (d) pumps for water applications;

“Completion” means completion of the sale, purchase and transfer of the Sale Shares in accordance with Clause 5;

“Completion Date” means the date on which Completion occurs;

“Confidential Information” has the meaning given to that term in Clause 18.1;

“Contracts” means all written contracts, purchase orders, sales orders, licenses, leases and other agreements, commitments, arrangements and understandings;

“CPT Business” means the provision of membrane and other clean process technologies and solutions primarily for the water and beverage treatment markets;

“Data Room” means the contents of the electronic data room maintained on behalf of Seller at https://datasite.merillcorp.com as at the date of this Agreement, a copy of which will be provided to the Purchaser and the Seller on CD-ROM;

“DCC” has the meaning given to that term in Clause 13;

“Due Diligence Investigation” has the meaning given to that term in Clause 6;

“DHCV” means Doughty Hanson & Co V Limited in its capacity as general partner of the limited partnerships known as Doughty Hanson & Co V LP No. 1 and Doughty Hanson & Co V LP No. 2;

“Dutch Group Companies” means the Company and all other Group Companies incorporated in the Netherlands;

“Encumbrances” means any lien, pledge, charge (fixed or floating), mortgage, option, right of pre-emption, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or other security interests of any kind and any agreement to create any of the foregoing;

“Existing CPT Bank Debt Amount” means the aggregate of all amounts repayable by Group Companies under the Senior Facilities Agreement, including principal, accrued interest, commissions, fees, costs, prepayment penalties and expenses, as at the Completion Date;

“Fundamental Warranties” means the Seller Warranties set out in paragraphs 1.1, 1.2, 2.1, 2.2 and 2.3 of Schedule 6;

“Governmental Authority” means any supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any other supranational, governmental, intergovernmental, quasi-governmental authority, body, department or organisation, including the European Union, or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

“Group” means the Company and the Subsidiaries and “Group Company” means any of them;

“Group EBITDA” means earnings before interest, taxes, depreciation and amortisation of the Group determined as set out in Clause 4.4;

“IFRS” means the International Financial Reporting Standards as adopted by the European Union;

“Law” or “Laws” means any applicable statute, law, ordinance, rule, policy or regulation;

“Leakage” has the meaning given to that term in Clause 10.2;

“Lenders” has the meaning given to that term in the Senior Facilities Agreement;

“Liability” or “Liabilities” means any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense (including capital improvements), fine, penalty, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured;

“Licences” has the meaning given to that term in Clause 11.2;

“Litigation” means any complaint, action, suit, proceeding, arbitration or other alternate dispute resolution procedure, demand, claim, investigation or inquiry, whether civil, criminal or administrative;

“Locked Box Date” means 24:00 (CET) on 31 December 2010;

“Long Stop Date” means 30 June 2011;

“Management Presentations” means the management presentation and financial break-out session provided to employees and advisers of the Guarantor’s group by Seller’s Group on 20 December 2010 in Amsterdam, The Netherlands;

“Material Adverse Effect” means any material adverse change in, or material adverse effect on, the business, financial condition or results of operations of the Group Companies, taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Effect, or shall otherwise be taken into account in determining the occurrence of a Material Adverse Effect:
(a)	changes in the global economy generally or capital or financial markets generally (other than which are materially disproportionately adverse with respect to the Group);

(b)	changes in political conditions generally in any country or countries in which a Group Company operates (other than which are materially disproportionately adverse with respect to the Group);

(c)	changes that are the result of factors generally affecting any of the industries in which the Group operates or in which products or services of the Group are used or distributed (other than which are materially disproportionately adverse with respect to the Group); and

(d)	changes resulting from any actions or steps required by the express terms of the Transaction Documents;

“NMBV” has the meaning given to that term in Clause 20.1;

“NMBV Asset Sale” has the meaning given to that term in Clause 20.2;

“Noncompete Agreements” has the meaning given to that term in Clause 16.4;

“Noncompete Parties” means DHCV and each of the individuals listed in Section 1.1(b) of the Disclosure Letter;

“Norit NV” means Norit N.V. (formerly N Gamma B.V.), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its corporate seat in Amersfoort, The Netherlands, having its registered office at Nijverheidsweg-Noord 72, 3812 PM Amersfoort, and with P.O. Box 105, 3800 AC Amersfoort, The Netherlands, and registered with the trade register of the Chambers of Commerce under number 34274011;

“Norit NV Fiscal Unity” means a group tax arrangement as referred to in article 15 of the Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) and/or as referred to in article 7 paragraph 4 of the VAT Act 1968 (Wet op de omzetbelasting 1968) and as further referred to in Clause 12.1;

“Norit India Distributorship Agreement” means the agreement effective the Completion Date between Norit Nederland B.V. and Norit India Private Limited appointing Norit India Private Limited as Norit Nederland B.V.’s authorised non-exclusive distributor in India;

“Norit Japan Agency and Distribution Agreement” means the agreement effective the Completion Date between X-Flow B.V. and Norit Japan Co. Ltd. appointing Norit Japan Co. Ltd. as X-Flow B.V.’s authorised non-exclusive distributor in Japan;

“Notary” means Martine Bijkerk or another civil law notary (notaris), or such notary’s substitute, of Houthoff Buruma in Amsterdam;

“Notary Letter” means the letter between the Seller, the Purchaser, ING Bank N.V., the Notary and the Group Companies named therein relating to the steps to be taken and the release of funds and security at Completion, to be executed prior to Completion substantially in the form attached as Schedule 9;

“Notary’s Account” has the meaning given to that term in Schedule 3;

“Notice” has the meaning given to that term in Clause 19.1;

“NPS Agent and Distribution Agreement” means the agreement effective the Completion Date between Norit Nederland B.V. and Norit Purification Systems (Shanghai) Co. Ltd. appointing Norit Purification Systems (Shanghai) Co. Ltd. as Norit Nederland N.V.’s distributor in China;

“Party” means a party hereto and Parties means more than one or all of them; provided, however, that the Company shall only be a Party for purposes of Clause 8 and Schedule 7;

“Permitted Leakage” has the meaning given to that term in Clause 10.3;

“Pre Sale Reorganisation” means the reorganisation undertaken/in the course of being undertaken by members of the Seller’s Group in preparation for the sale of the Company as described in the PWC Memo;

“Press Announcements” means the press announcements relating to the Transaction in the Agreed Form;

“Proceedings” means any proceeding, suit or action arising out of or in connection with this Agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this Agreement;

“Purchase Price” has the meaning given to that term in Clause 2.2;

“Purchaser’s Group” means the Purchaser and all other members of the same group of companies as the Purchaser (including, with effect from Completion, each Group Company);

“Purchaser’s Solicitors” means Foley & Lardner LLP;

“PWC Memo” means the PricewaterhouseCoopers tax structure memorandum dated 1 April 2011;

“Real Property” means all real property owned, leased, used or occupied by any Group Company;

“Regulatory Laws” means any Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition;

“Related Persons” has the meaning given to that term in Clause 10.4;

“Relevant Interest” has the meaning given to that term in Clause 16.2;

“Reports” means the information memorandum prepared by JP Morgan, the PWC Memo, the Executive Summary section contained on pages 14-69 of the financial vendor due diligence report prepared by PricewaterhouseCoopers, the Tax vendor due diligence report prepared by PricewaterhouseCoopers, the Executive Summary Table contained on pages 10-18 of the environmental vendor due diligence report prepared by RPS and the vendor pensions due diligence report prepared by Mercer;

“Representative” means, in relation to any person, such person’s directors, officers, employees, lawyers, accountants, bankers or other advisers, agents, sub-contractors or brokers;

“Restricted Actions” means the matters listed in Schedule 8;

“Restriction Period” has the meaning given to that term in Clause 16.1;

“Sale Shares” means the entire issued share capital of the Company at Completion;

“Seller Warranties” means the warranties contained in Schedule 6 and “Seller Warranty” means any one of them;

“Seller’s Account” has the meaning given to that term in Schedule 3;

“Seller’s Group” means the Seller and all other direct and indirect subsidiaries of Norit NV (including, until Completion, each Group Company);

“Seller’s Solicitors” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP of 40 Bank Street, Canary Wharf, London E14 5DS;

“Senior Employee” means any employee of a group company whose total remuneration in the 12 months preceding the date of this Agreement exceeded €100,000;

“Senior Facilities Agreement” means the Senior Facilities Agreement dated 27 June 2007 between the Seller, the Original Borrowers and the Original Guarantors (as defined therein), ING Bank N.V as Mandated Lead Arranger, Agent, Issuing Bank and Security Agent and the Original Lenders (as defined therein);

“Subsidiaries” means the subsidiaries of the Company as set out in the structure chart in Schedule 2 and “Subsidiary” means any of them;

“Tax” means all forms of taxation, whether direct or indirect, withholding taxes of any nature, levies, duties, governmental fees, premiums or charges of any kind wherever imposed, including but not limited to: corporate income tax (including ‘WIR’ premiums (premiums under the Investment Accounts Act)), wage withholding tax, personal income tax and social security contributions, VAT, customs duties and excise duties, capital duty, transfer tax on civil law transactions, dividend tax, stamp duty, (municipal) real estate (transfer) tax and other municipal taxes and levies, anti-pollution taxes and levies, together with related fines, surcharges, interest, penalties, additions to taxes or additional amount owed, due and payable, levied or announced either by a virtue of law or by any Tax Authority in any jurisdiction, as well as any liability for any of the foregoing as transferee;

“Tax Authority” means any government, state or municipality or any local, state, federal or other authority, body or official anywhere in the world exercising a fiscal, revenue, customs or excise function (including, without limitation, the Dutch Belastingdienst);

“Third Party” has the meaning given to that term in Clause 25.1;

“Transaction” means the acquisition by the Purchaser of the Sale Shares;

“Transaction Documents” means this Agreement, the Transfer Deed and the Notary Letter and any other documents to be entered into pursuant to any such documents and the letter agreement between the Seller and the Guarantor dated the date of this Agreement;

“Transaction Expenses” shall mean (a) all fees, costs and expenses of external advisers (including but not limited to investment bankers, attorneys and accountants) engaged by the Seller, its direct or indirect shareholders, the Company and/or the Group Companies in relation to the Transaction, including but not limited to the preparation of the Reports, running the Data Room, the Pre Sale Reorganisation and the (re)financing of the Group Companies; (b) all Transaction-related bonuses or accelerated benefits payable to any officer, director, employee, shareholder or Affiliate of any Group Company as a result of the Transaction; and (c) all amounts payable to any officer, director, employee, shareholder or Affiliate of any Group Company in respect of share capital owned (including restricted share capital) in any Group Company by, and options to purchase share capital in any Group Company granted to, any officer, director, employee, shareholder or Affiliate of any Group Company as a result of the Transaction;

“Transition Services Agreement” means an agreement substantially in the form set forth in Schedule 12;

“Transfer Deed” means the notarial deed of transfer to effect the transfer of the Sale Shares to the Purchaser, to be executed at Completion substantially in the form attached as Schedule 4;

“VAT” means in relation to any jurisdiction within the European Community, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction; and

“Works Council” means the relevant employee representative body which has been granted certain advising powers in order to ensure the proper consultation and representation of the employees of the Group Companies.

1.2	In this Agreement, except where the context otherwise requires:
(a)	a reference to Clauses, paragraphs, sub-paragraphs, Schedules and the Recitals are to Clauses, paragraphs, sub-paragraphs and the Recitals of, and the Schedules to, this Agreement;

(b)	a reference to this Agreement or to any specified provision of this Agreement are to this Agreement or provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time;

(c)	a reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

(d)	a reference to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(e)	a reference to a “person” shall be construed so as to include any individual, firm, body corporate, joint venture, unincorporated association or partnership (whether or not having separate legal personality), its successors and assigns;

(f)	a reference to writing shall include any mode of reproducing words in a legible and non-transitory form;

(g)	a reference to “indemnify” and “indemnifying” any person against any circumstance include indemnifying and keeping that person harmless from all actions, claims and proceedings from time to time made against that person and all loss or damage and all payments, costs or expenses made or incurred by that person as a consequence of or which would not have arisen but for that circumstance;

(h)	a reference to a time of the day is to London time, except as otherwise expressly set forth in this Agreement;

(i)	a reference to “euros” or “€” shall be construed as references to the lawful currency for the time being of participating member states for the purposes of the European Monetary Union;

(j)	a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction;

(k)	where in this Agreement a Dutch term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Dutch and the English term , the meaning of the Dutch term shall prevail;

(l)	the expressions “parent undertaking”, “subsidiary undertaking” and “undertaking” shall have the meaning given in sections 1162, 1161 and 1173 respectively of the Companies Act, the expression “subsidiary”, “holding company” and “wholly-owned subsidiary” shall have the meaning given in section 1159 of the Companies Act and the expression “group” shall have the meaning given in section 474 of the Companies Act;

(m)	the Parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the Parties), no presumption or burden of proof shall arise in favour or against any Party based on the authorship of any provisions;

(n)	words importing the singular include the plural and vice versa, words importing a gender include every gender;

(o)	references to “costs” and/or “expenses” incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the group to which that person belongs for VAT purposes is entitled to credit or repayment as VAT input tax under any applicable provisions;

(p)	reference to any party shall, where relevant, be deemed to be references to or to include, as appropriate, its permitted successors, assigns or transferees;

(q)	a reference to “to the Seller’s knowledge” shall mean to the knowledge of the Seller having made enquiry of those individuals listed in Section 1.1(c) of the Disclosure Letter; and

(r)	headings are inserted for convenience only and shall be ignored in construing this Agreement.
2.	SALE AND PURCHASE OF THE SALE SHARES; REPAYMENT OF EXISTING BANK DEBT

2.1	On and subject to the provisions of this Agreement, at Completion the Seller shall sell and transfer, and the Purchaser shall purchase and accept with economic effect from the Locked Box Date, the Sale Shares, on the basis that the Sale Shares shall be sold free from all Encumbrances and together with all rights attaching to them as at the Locked Box Date, including the right to receive all dividends and distributions declared, made or paid on or after the Locked Box Date other than any Permitted Leakage.

2.2	The consideration payable by the Purchaser for the purchase of the Sale Shares shall be the sum of €492,810,000 (the “Purchase Price”) plus interest thereon from (but excluding) the Locked Box Date to (but including) the Completion Date in an amount equal to €10,000,000.

2.3	Prior to Completion, the Purchaser and the Seller shall cooperate in good faith to develop a mutually agreed on plan (the “Debt Repayment Plan”) to use cash of the Group Companies to pay the Existing CPT Bank Debt Amount to the extent reasonably possible. The Purchaser shall at Completion pay or, with the assistance of the Seller pursuant to the Debt Repayment Plan (as agreed), procure payment by the Group Companies of the Existing CPT Bank Debt Amount, which amount shall be notified to the Purchaser by the Seller no later than 3 Business Days prior to the Completion Date.

2.4	The Purchase Price and the Existing CPT Bank Debt Amount shall be paid in euros on or prior to the Completion Date by wire transfer into the Notary’s Account for receipt for value into the Notary’s Account by 9.00 am (CET) on the Completion Date. Prior to the execution of the Transfer Deed the Notary shall hold the funds received into its account for the benefit of the Party who has paid those funds, and immediately after the execution of the Transfer Deed the Notary shall hold the funds for such persons as are specified in the Notary Letter. The Parties acknowledge that neither the Purchase Price nor the Existing CPT Bank Debt Amount is subject to Dutch VAT.

2.5	If any payment is made by the Seller to the Purchaser under or in respect of any breach of any provision of this Agreement the payment shall so far as possible be treated as a reduction in the Purchase Price, and the Purchase Price shall accordingly be reduced by the amount of such payment.

2.6	Unless otherwise expressly stated in this Agreement all payments to be made under this Agreement shall be made to the Notary, the Seller, the Purchaser or the Company to the accounts set forth on Schedule 3 or such accounts as designated by written notice provided to the other Parties.

3.	CONDITIONS PRECEDENT

3.1	The obligation of the Purchaser to effect Completion is conditional upon the satisfaction of the following conditions before the Completion Date:
(a)	each of the Seller Warranties made by the Seller (save for the Seller Warranties set out in paragraph 2.1 of Schedule 6) shall be true and correct in all respects when made and (save for the Seller Warranties set out in paragraph 2.5 of Schedule 6) shall be true and correct in all respects at and as of the Completion Date (in each case, without giving effect to materiality or similar phrases in such Seller Warranties) as though such Seller Warranties were made or given on and as of the Completion Date, except where the failure of such Seller Warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect on the Seller’s ability to consummate the transactions contemplated by this Agreement;

(b)	each of the Company Warranties made by the Company shall be true and correct in all respects when made and shall be true and correct in all respects at and as of the Completion Date (in each case, without giving effect to materiality, Material Adverse Effect or similar phrases in such Company Warranties) as though such Company Warranties were made or given on and as of the Completion Date, except where the failure of such Company Warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect;

(c)	the Seller shall have in all material respects performed and complied with all of its respective agreements and obligations under this Agreement that are to be performed or complied with by the Seller or the Company on or before the Completion Date, except where the failure of the Seller has been rectified or indemnified to the satisfaction of the Purchaser acting reasonably;

(d)	the Pre Sale Reorganisation (other than those actions described in Clauses 20.1, 20.2 and 20.3 of this Agreement) shall have been completed, including the transfer of the Sale Shares by Norit International N.V. to the Seller; and

(e)	Group EBITDA shall be not less than €9,000,000.
3.2	The obligation of the Seller to effect the Completion is conditional upon the satisfaction of the following conditions before the Completion Date:
(a)	each of the warranties made by the Purchaser and the Guarantor in Clause 9 shall be true and correct in all respects when made and shall be true and correct in all respects at and as of the Completion Date (in each case, without giving effect to materiality or similar phrases in such warranties) as though such warranties were made or given on and as of the Completion Date, except where the failure of such warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated by this Agreement; and

(b)	the Purchaser and the Guarantor shall have in all material respects performed and complied with all of their respective agreements and obligations under this Agreement that are to be performed or complied with by the Purchaser or the Guarantor on or before the Completion Date, except where the failure of the Purchaser or the Guarantor has been rectified or indemnified to the satisfaction of the Seller acting reasonably.
3.3	Completion is conditional upon the satisfaction of the following Competition Condition before the Long Stop Date:
(a)	Completion being permissible pursuant to Section 41 of the German Act against Restraints of Competition (“GWB”) as a result of (i) the German Federal Cartel Office (“Bundeskartellamt”) having cleared the Transaction, or (ii) the Transaction being deemed to be cleared pursuant to the lapse of the applicable waiting periods.
3.4	In order to satisfy the Competition Condition, the Purchaser and the Seller shall, and the Seller shall procure that each Group Company shall,
(a)	reasonably cooperate in all respects in the preparation of any filing or notification to the Competition Authority and in connection with any submission, investigation or inquiry by the Competition Authority;

(b)	use commercially reasonable efforts to supply to the Competition Authority as promptly as practicable any additional information requested pursuant to any applicable Laws and take all other procedural actions required in order to obtain any necessary clearance or to cause any applicable waiting periods to commence and expire;

(c)	promptly provide each other with copies of any written communication received or sent (or written summaries of any non-written communication) in connection with any proceeding relating to the Competition Condition; and

(d)	absent objection from the Competition Authority give each other and their respective advisors the opportunity to participate in all meetings and conferences with the Competition Authority.
3.5	In addition, each Party undertakes to:
(a)	use its commercially reasonable efforts to procure the filing of any necessary submissions to the Competition Authority as soon as practicable and in any event within 5 Business Days after the date of this Agreement; provided that the Purchaser shall be responsible for making the filing and for payment of any filing fees assessed by the Competition Authority;

(b)	provide the other Parties (or Representatives nominated by such other Parties) with draft copies of all submissions and communications to the Competition Authority in relation to satisfaction of the Competition Condition. The Parties shall provide such copies at such time as will allow the other Parties (or their nominated Representatives) a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent and provide the other Parties (or their nominated Representatives) with copies of all such submissions and communications in the form submitted or sent;

(c)	disclose in writing to the other Parties as promptly as practicable upon becoming aware of anything which would reasonably be expected to prevent or delay the Competition Condition from being satisfied; and

(d)	in the case of the Purchaser, as promptly as practicable, but not later than within one Business Day of the Competition Condition being satisfied, notify the other Parties.
3.6	The Purchaser shall take such commercially reasonable steps or actions as may be necessary to obtain each consent, approval or waiver or eliminate each and every impediment to the Transaction under any antitrust, competition or trade regulation law; provided, however, that nothing in this Agreement shall require, or be construed to require, the Purchaser to make any disposition of assets of the Purchaser or any Group Company in order to obtain each consent, approval or waiver or to eliminate each and every impediment to the Transaction under any antitrust, competition or trade regulation law.

3.7	To facilitate the Completion Condition being satisfied, each of the Parties shall jointly (to the extent practicable) use commercially reasonable efforts to facilitate obtaining the consent and approval of the Competition Authority under any applicable Regulatory Law and the expiration of any applicable waiting period under any applicable Regulatory Law, to (i) avoid the filing of any action, suit or proceeding by the Competition Authority under any applicable Regulatory Law to prevent or enjoin the consummation of the Transaction and (ii) secure the termination of any investigation by the Competition Authority under any applicable Regulatory Law, including complying with any requests for documents and additional information issued by the Competition Authority; provided, however, that nothing in this Agreement shall require, or be construed to require, the Purchaser to litigate or defend any challenge, whether in a court or before an administrative agency, to the consummation of the Transaction brought under any competition Law by a Governmental Authority or a private party.

3.8	If one or more of the conditions set forth in Clause 3.1 or Clause 3.2 or the Competition Condition:
(a)	remains unsatisfied as at the Long Stop Date; or

(b)	becomes impossible to satisfy before the Long Stop Date;
the provisions of Clause 3.9 shall apply.

3.9	This Clause shall apply only in the circumstances referred to in Clause 3.8 and, if applicable, Clause 5.4. Where this Clause applies, this Agreement, other than this Clause 3.9 and Clauses 1 (Interpretation), 17 (Announcements), 18 (Confidentiality), 19 (Notices), 21 (Guarantee), 23 (Costs and Expenses), 24 (Invalidity), 25 (Third party rights), 28 (Whole Agreement), 30 (Counterparts), 32 (Governing law and jurisdiction) and 33 (Agent for Service of Process) shall automatically terminate with immediate effect and each Party’s rights and obligations other than those specified above shall cease immediately on termination. Such termination shall not affect the rights and obligations of any Party existing before termination. With due observation of the aforementioned, neither the Seller nor the Purchaser shall make any Claim against the other, in whatever form, due to a termination of the Agreement under this Clause 3.9.

4.	CONDUCT OF BUSINESS BEFORE COMPLETION

4.1	Subject to Clause 4.2, the Seller shall procure that during the period from the date of this Agreement to Completion:
(a)	the Group Companies shall continue to carry on business in the normal course in compliance with all Laws applicable to them and in substantially the same manner as their businesses have been carried on before the date of this Agreement;

(b)	the Group Companies shall pay all premiums due on each insurance policy of the Group Companies in effect as of the date of this Agreement; and

(c)	no Group Company shall undertake any of the Restricted Actions.
4.2	Clause 4.1 shall not operate so as to restrict or prevent:
(a)	any matter undertaken at the written request of the Purchaser or with its prior written approval (such approval not to be unreasonably withheld or delayed);

(b)	any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the intention of minimising any adverse effect thereof; provided, however, that the Seller shall provide prompt written notice to the Purchaser of any matter so undertaken;

(c)	the completion or performance of any obligations required to be undertaken pursuant to any Contract entered into by any Group Company prior to the date of this Agreement;

(d)	any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with, any applicable Law;

(e)	the entering into in the ordinary course of business of any Contract that is consistent with past practice (but not so as to breach paragraph (n) of Schedule 8);

(f)	any scheduled increases in salaries or wages or, to the extent described in Section 4.2(f) of the Disclosure Letter, bonus payments occurring in the ordinary course of business consistent with past practice with respect to any category of employees of any member of the Group;

(g)	any matters undertaken in order to comply with the requirements of any Governmental Authority;

(h)	any matter contemplated in this Agreement or another Transaction Document; or

(i)	any transaction forming part of the Pre Sale Reorganisation undertaken as described in the PWC Memo.
4.3	The Seller shall procure that the Pre Sale Reorganisation (other than those actions described in Clauses 20.1, 20.2 and 20.3 of this Agreement) is completed, including the transfer of the Sale Shares by Norit International N.V. to the Seller, prior to Completion.
4.4	For the calculation of Group EBITDA for the purpose of Clause 3.1(e):
(a)	for the months of January and February 2011, the Group EBITDA shall be the Group EBITDA set out in the Management Accounts (as defined in paragraph 3.1 of Schedule 7) (prepared using IFRS) contained in folders 2.2.10.1.1 and 2.2.10.2.1 of the Data Room;

(b)	for each of the months of March and April 2011, the Company shall prepare and send to the Seller and the Purchaser by no later than the 20th day of the next following month management accounts for that month in the form of the Management Accounts which shall be prepared on a consistent basis as the January 2011/February 2011 monthly management accounts (using IFRS) and Group EBITDA shall, in the absence of manifest error, be the Group EBITDA as shown by those accounts provided always that should Completion be scheduled for a date when the April 2011 monthly management accounts have not been delivered to the Purchaser as set out above, the provisions of sub-clause (c) below shall apply as if the reference to May 2011 monthly management accounts was extended to cover the April 2011 and May 2011 monthly management accounts; and

(c)	for the month of May 2011, the Company shall by no later than 3 May 2011 produce and send to the Purchaser and the Seller the Company’s best estimate of Group EBITDA for May 2011 approved by its board, acting in good faith (but with no personal liability in the absence of fraud or wilfully approving a document known to be inaccurate);
and Group EBIDTA shall be the aggregate of the amounts shown in the documents produced in accordance with Clause 4.4(a) to 4.4(c). For the avoidance of doubt the management accounts prepared and to be prepared have the normal status of management accounts and no period end adjustments have been made.

4.5	In respect of the Transaction contemplated by this Agreement, the Parties shall comply with the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2000 ter bescherming van de belangen van werknemers).

5.	COMPLETION

5.1	Subject to satisfaction of the conditions set forth in Clause 3.1 to Clause 3.3, Completion shall take place at the offices of the Notary on the earlier of (a) May 13, 2011, provided that such date is five Business Days after the satisfaction of the Competition Condition or (b) five Business Days after the satisfaction of the Competition Condition if the Completion does not occur on May 13, 2011, or at such other time and/or venue as may be agreed in writing between the Seller and the Purchaser.

5.2	Prior to or at Completion, the Seller shall cause all intercompany accounts and obligations between the Seller or its Affiliates (other than the Group Companies) and the Group Companies as at 30 April 2011 to be settled in the manner set forth in the PWC Memo (for the avoidance of doubt, regardless of the euro amounts of such intercompany accounts and obligations set forth in the PWC Memo). Effective as of Completion, the Seller shall, and shall cause the Seller’s Group (other than the Group Companies) to, unconditionally and irrevocably release and discharge the Group Companies from all claims arising prior to, at or after Completion that the Seller or any member of the Seller’s Group has or may have against the Group Companies, other than claims arising out of the Transaction or those which reflect the ordinary course of trading.

5.3	Prior to or at Completion the Purchaser shall deliver or take (or cause to be delivered or taken) the documents and actions listed in paragraph 1 of Schedule 5 and subject thereto the Seller shall deliver or take (or cause to be delivered and taken) the documents and actions listed in paragraph 2 of Schedule 5.

5.4	If any foregoing provision of this Clause 5 is not complied with in any material respect the Purchaser (in the case of non-compliance by the Seller or the Company) or the Seller (in the case of non-compliance by the Purchaser) shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages) by written notice to the other, served on such date:
(a)	to elect not to proceed with the transactions set out herein whereupon the provisions of Clause 3.9 shall apply; or

(b)	to effect Completion so far as practicable having regard to the defaults which have occurred; or

(c)	to fix a new date for Completion not being later than the Long Stop Date in which case the foregoing provisions of this Clause 5.4 shall apply to Completion as so deferred.
5.5	If the Seller postpones Completion to another date in accordance with Clause 5.4(c), the provisions of this Agreement apply as if that other date is the Completion Date, provided that the Existing CPT Bank Debt Amount shall be recalculated.

6.	DUE DILIGENCE INVESTIGATION

6.1	The Purchaser acknowledges and agrees that:

(a)	it has performed, with the assistance of professional advisers, a due diligence investigation with respect to the Sale Shares, the Group Companies and the CPT Business during the period of 2 December 2010 to the date of this Agreement on the basis of the information provided by the Seller, the Group Companies and their advisers including the information in the Data Room, the Reports and the Management Presentations (the “Due Diligence Investigation”);

(b)	for the purposes of the Due Diligence Investigation the Purchaser has had (and its advisers have had) the opportunity to review information made available to the Purchaser and its advisers, by having had, amongst other, (i) access to the Reports and financial, Tax, legal, commercial and other information provided in the Data Room, (ii) the opportunity to submit questions to and receive answers from the Seller on any matter that it deemed proper and necessary for the purposes of entering into this Agreement, (iii) access to the management of the Group companies (including documents provided to Representatives of the Purchaser through meetings with the management of the Group), and (iv) site visits, and the Purchaser has raised with the Seller and the Group Companies all issues which it considered relevant in connection with the Transaction.
6.2	From the date hereof until the Completion Date, except as prohibited by applicable Law, the Seller shall cause the Group Companies and their relevant officers, employees, agents, independent accountants and advisors to furnish to the Purchaser and its representatives, at reasonable times and places, (a) such access to the facilities and the employees of the Group Companies as the Purchaser may from time to time reasonably request, (b) such access to the assets, books and records of the Group Companies as the Purchaser may from time to time reasonably request and (c) such access to financial and operating data and other information relating to the Group Companies as the Purchaser may from time to time reasonably request, including access to the work papers of the Group Companies’ auditors (with the consent of such auditors), in each case to the extent that such information is not or can not be provided through the Data Room and as is reasonably necessary to plan the integration of the Group Companies into the Purchaser’s Group and without breaching any relevant competition Law; provided that the Seller shall have no obligation to provide the Purchaser with access to Trade Secrets (as defined in Schedule 7). If, at any time after the date of this Agreement, the Purchaser wishes to insure against liabilities of the Purchaser and the Group in respect of claims for breaches of the Seller Warranties or the Company Warranties, the Seller shall provide such information as a prospective insurer may reasonably require before effecting the insurance, subject to the Purchaser and its insurer only using such information for that purpose and keeping such information confidential in accordance with Clause 18 of this Agreement; provided that the Seller shall have no obligation to provide any prospective insurer with access to Trade Secrets (as defined in Schedule 7). A senior member of the Group’s management nominated by the Seller shall be required to be present wherever access is granted pursuant to this Clause 6.2.

7.	SELLER’S WARRANTIES

7.1	The Seller warrants to the Purchaser in the terms of the Seller Warranties (i) at the date of this Agreement (save for the Seller Warranties set out in paragraph 2.1 of Schedule 6) and (ii) at Completion (save for the Seller Warranties set out in paragraph 2.5 of Schedule 6).

7.2	Each of the Seller Warranties set out in each paragraph of Schedule 6 shall be separate and independent and, save as otherwise expressly provided in this Agreement, shall not be limited by reference to any other paragraph of Schedule 6.

7.3	The Seller’s liability under or in connection with any Claim shall be limited or excluded, as the case may be, as set out in Schedule 10.

8.	COMPANY’S WARRANTIES

8.1	The Company warrants to the Purchaser in the terms of the Company Warranties at the date of this Agreement and at Completion.

8.2	Each of the Company Warranties set out in each paragraph of Schedule 7 shall be separate and independent and, save as otherwise expressly provided in this Agreement, shall not be limited by reference to any other paragraph of Schedule 7.

9.	PURCHASER’S AND GUARANTOR’S WARRANTIES

9.1	The Purchaser and the Guarantor jointly and severally warrant to the Seller that:
(a)	each of the Purchaser and the Guarantor is validly incorporated, in existence and duly registered under the Laws of its jurisdiction of incorporation;

(b)	the Purchaser and the Guarantor each have the requisite power and authority to enter into and to perform each Transaction Document to which they are a party;

(c)	each Transaction Document to be entered into by the Purchaser and the Guarantor constitutes or will, when executed, constitute, legally valid and binding obligations of the Purchaser and the Guarantor;

(d)	compliance with the terms of each Transaction Document does not and will not conflict with or constitute a default or a breach under any provision of:
(i)	the memorandum or articles of association or equivalent constitutional documents of the Purchaser or the Guarantor; or

(ii)	any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which the Purchaser or the Guarantor is bound or submits; or

(iii)	any agreement, instrument or contract to which the Purchaser or the Guarantor is a party or by which it is bound;
(e)	except as needed to satisfy the Competition Condition, neither the Purchaser nor the Guarantor is required to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than any reason of any misrepresentation or misstatement);

(f)	there are no outstanding proceedings pending or to the knowledge of the Purchaser or the Guarantor, threatened against or affecting the Purchaser or the Purchaser’s Guarantor, challenging or seeking to restrain or prohibit any of the transactions contemplated by this Agreement or any other Transaction Document; and

(g)	the Purchaser will have access to sufficient funds on the Completion Date to enable it to meet all obligations under this Agreement, and the Guarantor will have access to sufficient funds on the Completion Date to enable it to meet all obligations under this Agreement if required pursuant to the guarantee contained in Clause 21.
10.	NO LEAKAGE

10.1	The Seller undertakes to the Purchaser that if during the period from the Locked Box Date until the Completion Date the Seller or any of its Related Persons (as defined below) has received or will receive from any Group Company any Leakage other than Permitted Leakage (each as defined below), then the Seller shall pay to the Purchaser or, if so requested by the Purchaser, to a Group Company an amount in cash (in the same currency as the Leakage) equal to the amount of the Leakage received by the Seller or any Related Person and, if applicable to such Leakage, shall terminate, cancel and rescind any and all agreements or commitments that constitute Leakage (other than Permitted Leakage or otherwise as expressly permitted in this Agreement).

10.2	For the purposes of this Agreement, the term “Leakage” means:
(a)	any interest payment or any dividend or distribution (cash or non-cash) declared, paid, made or agreed or obligated to be made by any Group Company to the Seller or any Related Person, or the issue or sale of any securities of any Group Company to the Seller or any Related Person;

(b)	any other payments paid, made or agreed to be made (including management fees) by any Group Company to or for the benefit of the Seller or any Related Person by any Group Company;

(c)	any transfer of assets of any Group Company to or for the benefit of the Seller or any Related Person or assumption, indemnification or incurrence by any Group Company of any liabilities of or for the benefit of the Seller or any Related Person or any repayment of debt or payment by any Group Company of Tax due by the Seller or any Related Person, or any agreement or obligation to take such action;

(d)	any Transaction Expenses (other than Transaction Expenses as set out in clause 10.3(b)) to the extent paid, payable, assumed, indemnified or incurred by any Group Company but not including any amounts paid prior to the Locked Box Date;

(e)	any payments made, or agreed to be made by any Group Company to the Seller or any Related Person for the purchase, redemption, repurchase, repayment or acquisition of any share capital or other securities of any member of the Group, or any other return of capital to the Seller or any Related Person;

(f)	the waiver or agreement to waive by any Group Company of (i) any amount owed to that Group Company by the Seller or by any Related Person or (ii) any claims by a Group Company in respect of any agreement or arrangement with the Seller or any Related Person; and

(g)	the payment or agreement to pay by any Group Company of any fees, costs or Tax or other amounts as a result of those matters set out in subsections (a) to (f) above.
10.3	For the purpose of this Agreement, the term “Permitted Leakage” means:

(a)	any payments made by any Group Company to the Seller or any Related Person on arm’s length terms in the ordinary course of trading, in each case as described in Section 10.3(a) of the Disclosure Letter, but excluding for the avoidance of doubt any payments of principal with respect to intercompany loans or financings set forth in Section 10.3(a) of the Disclosure Letter other than those for which provision is made in Clause 10.3(c);

(b)	Transaction Expenses up to a maximum of €1,000,000;

(c)	any distribution (cash or non-cash) or payment or transfer of assets to the Seller or any Related Person or assumption by any Group Company of any liabilities of the Seller or any Related Person or any repayment of debt or payment by any Group Company of Tax due by the Seller or any Related Person in the manner set out in clause 5.2, in each case only to the extent such action is set out in the PWC Memo as an action to be taken by a Group Company; and

(d)	the payments set forth in Section 10.3(d) of the Disclosure Letter.
10.4	For the purposes of this Agreement, the term “Related Persons” means, with respect to the Seller:
(a)	the other members of the Seller Group (other than the Group Companies); provided, however, that a company which is owned by Doughty Hanson & Co group separately from its interest in the Seller shall be excluded and therefore not be deemed a Related Person; and

(b)	the direct and indirect shareholders of the Seller acting in such capacity; provided, however, that investors in any fund which holds shares in any such legal entity shall be excluded and therefore not be deemed a Related Person.
11.	USE OF NORIT NAME

11.1	The Purchaser undertakes to the Seller for itself and as trustee for each member of the Seller’s Group following Completion to procure that, as soon as reasonably practicable after the Completion Date and in any event within 1 month after the Completion Date, the name of any member of the Purchaser’s Group which consists of or incorporates the word “Norit” (or anything which, in the reasonable opinion of the Seller, is substantially or confusingly similar to “Norit”) is changed to a name which does not include “Norit” or anything substantially or confusingly similar thereto.

11.2	With effect from Completion, the Seller will cause Norit International N.V. to grant to the Purchaser’s Group the royalty-free right to (a) use, sell and distribute any products, packaging, promotional and advertising materials, letterhead, stationary, business cards and other personal property that bears the “Norit” name and/or corporate logo to the extent that such items (i) are owned by the Group Companies as of the Completion Date, or (ii) were used by the Group Companies prior to the Completion Date and cannot be ordered or acquired by the Group Companies without such name or logo without unreasonable cost or delay; (b) manufacture and sell products bearing the “Norit” name and/or corporate logo to the extent that the molding and tooling used at the Completion by the Group Companies in the manufacture of such products has the “Norit” name and/or corporate logo embedded; and (c) manufacture and sell products bearing the “Norit” name and/or corporate logo under any Contract with any third party in effect as of the Completion Date which contains specifications requiring products manufactured and/or sold thereunder to bear the “Norit” name and/or corporate logo (the “Licences”). The rights of the Purchaser’s Group under the Licences shall terminate: (1) 18 months after the Completion Date in the case of subclause (a); (2) three years after the Completion Date in the case of subclause (b); and (3) after the expiration of the term of such Contract and any obligation to provide replacement products under such Contract in the case of subclause (c).

12.	TAX AFFAIRS

12.1	The Parties acknowledge that the Dutch Group Companies (except for Filtrix BV) formed part of a fiscal unity (fiscale eenheid) of which Norit NV was the parent company for Dutch corporate income tax purposes up to and including 4 January 2010 (the “Norit NV Fiscal Unity”). Following the partial termination of the Norit NV Fiscal Unity, Norit NV and each other member of the Norit NV Fiscal Unity (including the Dutch Group Companies except for Filtrix BV) will remain jointly and severally liable for any Dutch corporate income tax due by the Norit NV Fiscal Unity relating to the period up to and including 4 January 2010. However, notwithstanding the foregoing, the Seller shall indemnify and hold harmless the Dutch Group Companies from and against all Liabilities or Taxes asserted against, imposed upon or incurred by any such Dutch Group Company, directly or indirectly, arising out of or resulting from any Dutch corporate income tax due by the Norit NV Fiscal Unity relating to the period up to and including 4 January 2010 that is attributable to the Seller’s Group. Further, notwithstanding the foregoing, the Purchaser shall indemnify and hold harmless the Seller and its Related Parties from and against all Liabilities or Taxes asserted against, imposed upon or incurred by Seller or to Related Parties, directly or indirectly, arising out of or resulting from any Dutch corporate income tax due by the Norit NV Fiscal Unity relating to the period up to and including 4 January 2010 that is attributable to the Dutch Group Companies.

12.2	Norit NV shall prepare and file with the Dutch Tax Authority a 2010 corporate income tax return on behalf of the Dutch Group Companies (except for Filtrix BV) for the period from 1 January 2010 up to and including 4 January 2010 as part of the 2010 corporate income tax return of the Norit NV Fiscal Unity. An agreement has been reached with the Dutch Tax Authority that no Dutch taxable income generated by the Dutch Group Companies (except for Filtrix BV) shall be allocated to the Dutch Group Companies for this period. As agreed with the Dutch Tax Authority, the Company shall procure that any taxable income relating to the period from 1 January 2010 up to and including 4 January 2010 for all Dutch Group Companies (other than Filtrix BV) shall be included in the 2010 corporate income tax return of the fiscal unity of which the Company is the parent company as from 5 January 2010.

12.3	As any corporate income tax assessment for the period whilst the Dutch Group Companies (except for Filtrix BV) were included in the Norit NV Fiscal Unity was in place will be addressed to Norit NV, the Seller agrees to procure that Norit NV and/or the Seller notify the Purchaser, and the Purchaser agrees to procure that Norit NV and the Seller are notified and kept informed about the commencement and conduct of any Tax audits undertaken in respect of any of the Dutch Group Companies after Completion in respect of the fiscal periods where the Norit NV Fiscal Unity was in place. Norit NV shall be given the opportunity to participate at its own cost in any such audit process relating to the Group Companies, and in the determination of the nature and manner in which information is provided to the Tax Authority.

12.4	Norit NV and the Seller will maintain the records relating to the corporate income tax returns of the Norit NV Fiscal Unity (and any former fiscal unity of which any Dutch Group Company was a member) for the periods prior to Completion for a period of 7 years from Completion. The Seller will for a period of 7 years from Completion following a written request by the Purchaser provide to the Purchaser such information contained in those records as is reasonably needed to enable the Purchaser to prepare the corporate income tax returns of the Group Companies, to lodge appeal proceedings (bezwaar — en beroepschriften) in relation to any Tax assessment and to answer questions from the Tax Authority relating to periods prior to Completion.

12.5	The Seller shall immediately prior to Completion notify the Dutch Tax Authority that as from the Completion Date the Dutch Group Companies no longer form part of a fiscal unity with the Seller’s Group for Dutch VAT purposes and shall provide the Purchaser with a copy of such notification. The Seller shall indemnify and hold harmless the Dutch Group Companies from and against all Liabilities or Taxes asserted against, imposed upon or incurred by any such Dutch Group Company, directly or indirectly, arising out of or resulting from any Dutch VAT due by the fiscal unity with the Seller’s Group for Dutch VAT purposes relating to the period up to and including the date such notification is provided to the Dutch Tax Authority that is attributable to the Seller’s Group. The Purchaser shall indemnify and hold harmless the Seller and its Related Parties from and against all Liabilities or Taxes asserted against, imposed upon or incurred by any such Seller or its Related Parties, directly or indirectly, arising out of or resulting from any Dutch VAT due by the fiscal unity with the Seller’s Group for Dutch VAT purposes relating to the period up to and including the date such notification is provided to the Dutch Tax Authority that is attributable to the Dutch Group Companies.

12.6	Norit NV and the Seller will maintain the records relating to the Dutch VAT returns for the periods prior to Completion for a period of 7 years from Completion. The Seller will for a period of 7 years from Completion following written request by the Purchaser provide to the Purchaser such information contained in those records as is reasonably needed to enable the Purchaser to answer questions from the Dutch Tax Authority relating to the periods prior to Completion.

12.7	The Seller shall for a period of 7 years from Completion provide to the Purchaser such records and information (by way of copy if not in the original) as reasonably requested to undertake the financial and Tax administration of the Group Companies, except for the records relating to the corporate income tax returns of the Norit NV Fiscal Unity and the other former fiscal unities in which the Dutch Group Companies were included which shall be retained by the Seller. The Purchaser will following a written request by the Seller provide to the Seller such information contained in those records as is reasonably needed to enable the Seller to answer questions from any Tax Authority in respect of matters relating to the period prior to Completion.

12.8	Each Party shall provide any information requested under this Clause 12 as soon as reasonably practicable after receipt of any written request.

12.9	The Seller shall reimburse to the Purchaser (or if the Purchaser directs, to a Group Company) any Dutch Tax receivable by the Dutch Group Companies that is credited (verrekend) by the receiver (ontvanger) against a Dutch Tax liability of Norit NV, the Seller, the Seller’s Group immediately following Completion or any Affiliate of the Seller in respect of the period where the Group Companies formed part of the Norit NV Fiscal Unity on the basis of article 24 of the Dutch Collection Act 1990 (Invorderingswet 1990).

12.10	The Purchaser shall reimburse to Norit NV (or if the Seller directs, to another member of the Seller’s Group) any Dutch Tax receivable by Norit NV, the Seller, the Seller’s Group immediately following Completion or any Affiliate of the Seller that is credited (verrekend) by the receiver (ontvanger) against a Dutch Tax liability of the Dutch Group Companies in respect of the period where the Group Companies formed part of the Norit NV Fiscal Unity on the basis of article 24 of the Dutch Collection Act 1990 (Invorderingswet 1990).

12.11	The Parties shall cease to have any liability under Clause 12.9 or Clause 12.10 above on the date on which the applicable statute of limitations expires with respect to such matters.

12.12	The members of the Group (other than the Company) shall be third party beneficiaries of the indemnity provided by the Seller in clause 12.1 and 12.5 and the Related Parties of the Seller (other than any member of the Group) shall be third party beneficiaries of the indemnity provided by the Purchaser in clauses 12.1 and 12.5 provided that the Company (on behalf of the other members of the Group) and the Seller (in respect of its Related Parties) shall be able to vary, release or otherwise forgive the rights of the third party beneficiaries.

13.	LIABILITY STATEMENT

The Purchaser acknowledges and agrees that, prior to or immediately after the Completion Date, the Seller and/or any member of the Seller’s Group shall withdraw the statements of joint liability issued under article 2:403 of the Dutch Civil Code (“DCC”), in whatever form, relating to any of the Group Companies and shall file a statement in respect of article 2:404 DCC to terminate any residual liability in this respect. For a period of 2 months following the filing of the statement and the publication thereof in accordance with article 2:404 sub 3 paragraph b and sub 3 paragraph c DCC or so much longer as any objections by a creditor might be pending as referred to in article 2:404 sub 3 paragraph d DCC , and with respect to any claim resulting from an obligation as referred to in article 2:404 sub 2 DCC brought between Completion and the end of the period following from article 2:404 sub 3 DCC for as long as such claim is pending, the Purchaser shall indemnify, defend and hold the Seller and its Affiliates harmless from and against (a) any liability, cost and penalty resulting for the Seller from any claims made by third parties under any liability statements in connection with article 2:403 sub 1 paragraph f DCC; and (b) any residual liability as referred to in article 2:404 DCC (in whatever form). Furthermore, upon a request from the Seller, the Purchaser shall immediately provide such reasonable security as required by article 2:404 sub 4 DCC if such is requested by a creditor pursuant to article 2:404 sub 5 DCC, the aforementioned only insofar such creditor has not sufficient securities that its claims will be satisfied. To avoid any doubts, the aforementioned will not affect any of the Seller Warranties given by the Seller or the Company Warranties given by the Company.

14.	BOOKS AND RECORDS

14.1	The Purchaser shall and shall procure that the Group Companies shall retain for a period of 7 years from Completion, or such longer period as may be prescribed by applicable Law, all books, records and other written information relating to the Group Companies or their assets, liabilities and or business delivered to the Purchaser in connection with the consummation of the transactions contemplated by this agreement or held by the Group Companies.

14.2	The Seller shall retain for a period of seven (7) years from Completion, or such longer period as may be prescribed by applicable Law, all books, records and other written information relating to the Group Companies or their assets, liabilities and or business not otherwise delivered to the Purchaser in connection with the consummation of the transactions contemplated by this Agreement or held by the Group Companies.

14.3	Each Party shall, and the Purchaser shall procure that the Group Companies shall, allow the other Parties and their Representatives upon reasonable written notice and at the notifying Party’s expense, reasonable access during normal business hours to such books, records and other information related to the Group Companies, including the right to inspect and take copies, as may be reasonably required by such Party in order to enable such Party to comply with its statutory and contractual obligations, including its obligations under this Agreement, provided that any such access will be conducted under the supervision of personnel of the other Parties and in such a manner as not to interfere unreasonably with the normal operation of the business of the other Parties or, in the case of the Purchaser, the Group Companies, as the case may be.

14.4	To the extent any such access may result in the disclosure of Confidential Information, the Party receiving such Confidential Information shall in that respect be subject to the restrictions set forth in Clause 18 and the other Parties may require such Party and/or its Representatives to enter into customary confidentiality undertakings at such time as any access is provided in accordance with this Clause 14.

15.	NON-SOLICITATION

15.1	The Seller covenants with the Purchaser for itself (and as trustee for each Group Company) that it shall not, and shall procure that no member of the Seller’s Group following Completion shall, directly or indirectly for a period of 2 years from Completion, induce or attempt to induce any director (other than a director resigning at Completion) or Senior Employee of a Group Company to leave the employment of or relationship with that Group Company or enter into any employment or services agreement with the Seller or any member of the Seller’s Group.

15.2	The Purchaser covenants with the Seller for itself (and as trustee for each member of the Seller’s Group) following Completion that it shall not, and shall procure that no Group Company or Affiliate of the Purchaser shall, directly or indirectly for a period of 2 years from Completion, induce or attempt to induce any director (other than a director resigning at Completion), or Senior Employee of a member of the Seller’s group following Completion to leave the employment of or relationship with that member of the Seller’s Group or enter into any employment or services agreement with the Purchaser or an Affiliate of the Purchaser.

15.3	The restrictions in Clause 15.1 and Clause 15.2 shall not restrict:
(a)	the placing or procuring the placing of any bona fide recruitment advertisement for employees and communicating with or recruiting, employing or otherwise contracting with any person who, unsolicited by or on behalf of the other Party, responds to such advertisement; or

(b)	any employment by Norit Nederland B.V. of:
(i)	personnel currently employed by Norit India Private Limited pursuant to the terms of the Norit India Distributorship Agreement; or

(ii)	personnel currently employed by Norit Purification Systems (Shanghai) Co. Ltd. pursuant to the terms of the NPS Agent and Distribution Agreement.
16.	NON-COMPETITION

16.1	The Seller hereby covenants and agrees that during the period from the Completion Date until the third anniversary of the Completion Date (the “Restriction Period”), the Seller shall not (and shall cause its Affiliates not to), directly or indirectly (including by means of licensees, subcontractors, distributors, agents or other representatives), (a) engage in, continue in or carry on any business that competes in any aspect of a Competitive Business, or (b) consult with, advise or assist in any way, whether or not for consideration, any competitor of the Group Companies in any aspect of a Competitive Business, including advertising or otherwise endorsing the products or services of any such competitor, soliciting customers or otherwise serving as an intermediary for any such competitor or loaning money or rendering any other form of financial assistance to any such competitor; provided, however, that the foregoing shall not prohibit the ownership of not more than three percent (3%) of the securities of any corporation or other entity that is listed on a national securities exchange or traded in the national over-the-counter market. The geographic scope of this covenant not to compete shall extend throughout the world. The Purchaser may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person or entity that purchases all or any portion of a Competitive Business. Recognising the specialized nature of the Competitive Business, the Seller acknowledges and agrees that the duration, geographic scope and activity restrictions of this covenant not to compete are reasonable. For the avoidance of doubt, nothing in this Clause 16 shall preclude or restrict (i) the distribution and sale (as an agent or as a distributor) of products by the Seller or any of its Affiliates or (ii) the incorporation of products not manufactured by the Seller or its Affiliates, in each case in respect of carbon dosing systems and fixed-bed activated carbon filters sold by the Seller or its Affiliates.

16.2	The restrictions in Clause 16.1 shall not apply (or as the case may be shall cease to apply) in so far and to the extent that the Seller or any of its Affiliates after Completion acquires any company or business and, as a result of that acquisition, acquires a company or business which falls within the terms of Clause 16.1 as a result of subclause (d) of the definition of Competitive Business (a “Relevant Interest”); provided that the Relevant Interest (i) represents less than twenty percent (20%) of the total consolidated turnover of the company or business being acquired. For the avoidance of doubt, the forgoing exception in this Clause 16.2 to the restrictions in Clause 16.1 shall not apply to the acquisition of a company or business which falls within the terms of Clause 16.1 as a result of subclauses (a), (b) or (c) of the definition of Competitive Business.

16.3	The restrictions in Clause 16.1 shall not apply to any person or entity (an “Acquiror”) who, following Completion, acquires the Seller if the Acquiror (independent of the Seller’s Group) conducts a Competitive Business as of the date of such acquisition; provided that the Seller shall, and shall cause its Affiliates to, treat as strictly confidential and not disclose to or use for the benefit of the Acquiror or any of its Affiliates (other than the Seller and its Affiliates) any Confidential Information (as defined below) of the Group.

16.4	At Completion, the Seller shall cause each of the Noncompete Parties to execute and deliver to the Purchaser a noncompete agreement containing a covenant not to compete substantially similar to that set forth in Clause 16.1 (the “Noncompete Agreements”); provided, however, that the term of such noncompete agreement shall be two years for those individuals listed in Section 1.1(b) of the Disclosure Letter. For the purposes of the Noncompete Agreement to be entered into between the Purchaser and DHCV, Affiliates of DHCV shall not include any Doughty Hanson & Co entities or portfolio companies of funds managed by Doughty Hanson & Co Managers Limited other than Doughty Hanson & Co V Limited in its capacity as general partner of the limited partnerships known as Doughty Hanson & Co V LP No. 1 and Doughty Hanson & Co V LP No. 2.

17.	ANNOUNCEMENTS

17.1	The Parties hereby agree to the release of the Press Announcements promptly following the execution of this Agreement.

17.2	Save for the Press Announcements (and any announcement that is consistent in all material respects with the Press Announcementsor any other announcement made in accordance with this Clause 17) and subject to Clause 17.3, no public announcement concerning the existence or subject matter of this Agreement shall be made by any Party without the prior written approval of the Purchaser in the case of any announcement by the Seller, or the Seller in the case of any announcement by the Purchaser or the Guarantor, in each case with such approval not to be unreasonably withheld or delayed.

17.3	A Party may make an announcement concerning the existence or the subject matter of this Agreement if required by:
(a)	any applicable Law; or

(b)	any securities exchange or Governmental Authority to which that Party is subject or submits, wherever situated, provided that it shall to the extent permitted by Law or such securities exchange or Governmental Authority have first: (i) given notice to the Purchaser (in the case of any proposed announcement by the Seller) or the Seller (in the case of any proposed announcement by the Purchaser or the Guarantor), of its intention to make such an announcement; and (ii) taken all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the Purchaser (in the case of any proposed announcement by the Seller) or the Seller (in the case of any proposed announcement by the Purchaser or the Guarantor), before making such announcement.

17.4	The restrictions contained in this Clause 17 shall continue to apply after termination of this Agreement without limit in time.

18.	CONFIDENTIALITY

18.1	Subject to Clauses 18.3 and 18.5, each Party shall, and shall cause its Affiliates to, treat as strictly confidential and shall not disclose to any other person any information received or obtained as a result of entering into or performing this Agreement which relates to the existence of this Agreement, the provisions of this Agreement, the negotiations and subject matter of this Agreement and the other Parties (“Confidential Information”) (including written information and information transferred or obtained orally, visually, electronically or by any other means). In the case of Seller and its Affiliates, information regarding the Group Companies shall also be considered “Confidential Information.”

18.2	In the event of the termination of this Agreement pursuant to Clause 3.9 or Clause 5.4(a), each Party shall at its own expense, within seven days of such termination:
(a)	return, or cause to be returned, all written data or information referred to in Clause 18.1 provided to it and all copies thereof without keeping any copies thereof;

(b)	destroy, or cause to be destroyed, all analyses, compilations, notes, studies, memoranda or other documents prepared by it to the extent that the same contain, reflect or derive from data or information referred to in Clause 18.1 save as required to comply with any Law or the requirements of any Governmental Authority; and

(c)	so far as it is practicable to do so (but, in any event without prejudice to the obligations of confidentiality contained herein), expunge, or cause to be expunged, any data or information referred to in Clause 18.1 relating to each other Party from any computer, word processor or other device save such information as is reasonably necessary to protect the legal rights of the Parties.
18.3	A Party may disclose information which would otherwise be subject to the provisions of Clause 18.1, and may retain information referred to in Clause 18.2, if and to the extent:
(a)	it is required by applicable Law to which such Party is subject;

(b)	it is an announcement made in accordance with the provisions of Clause 17;

(c)	it is required by any securities exchange or Governmental Authority to which any Party is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

(d)	it is disclosed on a strictly confidential basis to the professional advisers, auditors and bankers of that Party;

(e)	to the extent relevant, it is disclosed on a strictly confidential basis to directors and/or employees of that Party, to its Affiliates or to directors and/or employees of its Affiliates;

(f)	other than in the case of Seller with respect to information regarding the Group Companies, it was lawfully in its possession or in the possession of any of its Affiliates or Representatives (in either case as evidenced by written records) free of any restriction as to its use or disclosure prior to it being so disclosed;

(g)	the information has come into the public domain through no fault of that Party or any of its Affiliates or Representatives;

(h)	that the Seller (in relation to disclosure by the Purchaser or the Guarantor) or the Purchaser (in relation to disclosure by the Seller) has given prior written consent to the disclosure; or

(i)	it is required to enable that Party to perform this Agreement or enforce its rights under this Agreement and/or disclosure is required for the purposes of any Proceedings;
and provided that to the extent permitted by applicable Law or such securities exchange or Governmental Authority any information to be disclosed in reliance on paragraphs 18.3 (a) or (c) shall be disclosed only after consultation with the Purchaser (in the case of intended disclosure by the Seller or the Guarantor) or the Seller (in the case of intended disclosure by the Purchaser or the Guarantor) and the Party intending to disclose the confidential information shall take into account, and to the extent possible, not take any action in contravention of, the reasonable comments or requests of such other Party.

18.4	Each of the Parties hereby agrees that it shall not use Confidential Information for any purpose other than in relation to the proper performance of its obligations and exercise of its rights under this Agreement (and the transactions contemplated hereby) or in connection with the business of the Group Companies.

18.5	Each of the Parties undertakes that it shall, and shall procure that its Affiliates shall, only disclose Confidential Information to any of its Representatives if it is reasonably required for purposes connected with this Agreement (or the other Transaction Documents) and only if the Representative is informed of the confidential nature of the Confidential Information and accepts equivalent restrictions to those accepted by the Party who discloses the information.

18.6	The restrictions contained in this Clause 18 shall continue to apply for 24 months following termination of this Agreement.

18.7	Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of this Clause 18 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of this Clause 18 by any Party would be more appropriate remedies.

18.8	This Clause 18 supersedes the confidentiality agreement dated 4 January 2011 between the Seller and the Guarantor which shall cease to have any further effect.

18.9	Seller acknowledges that the Guarantor will file this Agreement with the United States Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K, pursuant to which this Agreement will become publicly available.

19.	NOTICES

19.1	Any notice or other communication to be given under or in connection with this Agreement (a “Notice”) shall be:
(a)	in writing in the English language;

(b)	signed by or on behalf of the Party giving it; and

(c)	delivered personally by hand or courier (using an internationally recognised courier company) or by facsimile, to the Party due to receive the Notice, to the address and for the attention of the relevant Party set out in this Clause 19 (or to such other address and/or for such other person’s attention as shall have been notified to the giver of the relevant Notice and become effective (in accordance with this Clause 19) prior to dispatch of the Notice).
19.2	In the absence of evidence of earlier receipt, any Notice served in accordance with Clause 19.1 shall be deemed given and received:
(a)	in the case of personal delivery by hand or courier, at the time of delivery at the address referred to in Clause 19.4; and

(b)	in the case of facsimile, when confirmation of its successful transmission has been recorded by the sender’s fax machine.
19.3	For the purposes of this Clause 19:
(a)	all times are to be read as local time in the place of deemed receipt; and

(b)	if deemed receipt under this Clause is not within business hours (meaning 9.00am to 5.30pm Monday to Friday on a day that is not a public holiday in the place of receipt), the Notice is deemed to have been received at 10am on the next Business Day in the place of receipt.
19.4	The addresses of the Parties for the purpose of this Clause 19 are as follows:
(a)	The Seller:

Norit Holding B.V. Nijverheidsweg-Noord 72 P.O. Box 105 3800 AC Amersfoort The Netherlands

Tel: +31 (0) 33 4648 911

Fax: +31 (0) 33 4617 429

With a copy (which shall not constitute, or be essential for valid, notice) to:

Graeme Stening General Counsel Doughty Hanson & Co 45 Pall Mall London SW1Y 5JG UK

Telephone: +44 (0) 207 663 9484 Fax: +44 (0) 207 663 9354

And to:

Allan Murray-Jones Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London E14 5DS

Telephone: +44 (0) 207 519 7199 Fax: +44 (0) 207 072 7199

And to:

Wybrand Beugelink N International B.V. Hertmerweg 42C 7625 RH Zenderen The Netherlands

Telephone: +31 74 255 07 77 Fax: +31 74 255 07 79

And to:

Bernard ten Doeschot Euroland Purification II B.V. P.O. BOX 92 7620 AB Borne The Netherlands

Telephone: +31 74 255 07 60 Fax: +31 74 255 07 69

(b)	The Purchaser:

Angela D. Lageson Senior Vice President, General Counsel and Secretary c/o Pentair, Inc. 5500 Wayzata Blvd., Suite 800 Golden Valley, MN 55416-1259

Telephone: +1 (763) 545-1730 Fax: +1 (763) 656-5403

With a copy (which shall not constitute, or be essential for valid, notice) to:

Benjamin F. Garmer, III John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306

Telephone: +1 (414) 271-2400 Fax: +1 (414) 297-4900

(c)	The Guarantor:

Angela D. Lageson Senior Vice President, General Counsel and Secretary Pentair, Inc. 5500 Wayzata Blvd., Suite 800 Golden Valley, MN 55416-1259

Telephone: +1 (763) 545-1730 Fax: +1 (763) 656-5403

With a copy (which shall not constitute, or be essential for valid, notice) to:

Benjamin F. Garmer, III John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306

Telephone: +1 (414) 271-2400 Fax: +1 (414) 297-4900
19.5	In proving service it shall be sufficient to prove that the envelope containing the notice or communication was properly addressed and delivered to the address shown thereon, or that the facsimile containing the notice or communication was transmitted to the fax number of the relevant Party.

19.6	If a Party can reasonably assume that the person for whose attention a Notice is marked in relation to another Party, or a director of such another Party, is aware that such a Notice has been given, such Notice shall be deemed to be validly given from the time at which such person had that awareness.

19.7	Any Party may notify the other Parties of any change to its name, address or facsimile number for the purpose of this Clause 19, provided that such notice shall be sent to each of the other Parties and shall only be effective on:
(a)	the date specified in the notice as the date on which the change is to take effect; or

(b)	if no date is so specified or the date specified is less than three Business Days after which such notice was given (or deemed to be given), the fourth Business Day after the notice was given or deemed to be given.
19.8	A notice or other communication required to be given under or in connection with this Agreement shall not be validly given if sent by email.

19.9	This Clause shall not apply to the service of, or any step in, Proceedings.

20.	POST COMPLETION UNDERTAKINGS

20.1	The Parties acknowledge that Norit Marssteden B.V. (“NMBV”) has at the date of this Agreement an issued and outstanding share capital of €18,001, divided into 18,001 ordinary shares with a par value of €1.00 each, of which 18,000 shares are currently held by the Company and 1 share is currently held by N International B.V. (formerly Norit International B.V.). The Parties agree and acknowledge that all of the assets and liabilities of NMBV relate to the business of the Group.

20.2	The Parties agree that as soon as reasonably practicable following Completion, the Purchaser shall procure that NMBV transfers all of its (non-cash) assets and all liabilities to the Company against payment by the Company of a purchase price of €1 by executing a sale and purchase agreement and transfer documents in the Agreed Form (the “NMBV Asset Sale”).

20.3	The Purchaser, the Guarantor and the Company shall take all reasonable steps (which in the case of the Purchaser, Company and the Guarantor shall include the provision of security reasonably requested) to procure the consent of FGH Bank N.V. (“FGH”) with respect to the transfer of a 99% interest in Purification Valley C.V (“Interest”) and the liability for the associated finance lease to the Company, and from Completion the Company will be liable for, and will hold the Seller and its subsidiaries and associated companies indemnified against any and all claims under the finance lease or in respect of the Interest. The Seller shall provide reasonable assistance to the Purchaser, the Guarantor and the Company in procuring such consent and shall lead the discussions with FGH. At Completion, the Seller shall pay to the Company or to the Purchaser (as the Purchaser requests) as one lump sum payment one half of the waiver fee payable to FGH to agree to the transfer of the Interest as well as one half of the cost of any additional margin charged by FGH from the date the increase in margin takes effect until 1 March 2014.

20.4	The Parties agree that, promptly following completion of the NMBV Asset Sale, the Purchaser shall procure that the Company sells and transfers, and the Seller shall procure that Norit International N.V (formerly Norit N.V). purchases and accepts, all of the issued and outstanding shares in the capital of NMBV at a purchase price of €18,101, through execution of a sale and purchase agreement and transfer documents in the Agreed Form.

20.5	The Seller shall indemnify and hold harmless the Purchaser and its Affiliates (including the Group Companies), and their respective shareholders, directors, officers, employees, agents and other representatives, from and against (a) the amount of all Taxes (net of all Tax benefits) asserted against, imposed upon or incurred by any such person or entity, directly or indirectly, arising out of or resulting from the Pre Sale Reorganisation or the actions to be taken by the Parties pursuant to Clauses 20.1, 20.2, 20.3 and 20.4, which indemnifiable amount shall not be reduced through the use or application of any Tax attribute of any Group Company existing at the date of this Agreement but may be otherwise reduced to the extent any Tax attribute of Seller’s Group (other than the Group Companies) is set off against Tax, and (b) all Liabilities (other than for Taxes) asserted against, imposed upon or incurred by any such person or entity, directly or indirectly, arising out of or resulting from (i) the Pre Sale Reorganisation or any entity owned by a Group Company prior to the Pre Sale Reorganisation that is not owned by a Group Company as a result of the Pre Sale Reorganisation, or (ii) the actions to be taken by the Parties pursuant to Clauses 20.1, 20.2, 20.3 and 20.4, save in the case of subclauses (i) and (ii) for Liabilities (other than for Taxes) asserted against, imposed upon or incurred by any such person or entity as a direct result of any action that is set out in the PWC Memo as an action to be taken by a Group Company.

20.6	At and following Completion, the Seller shall provide reasonable assistance to the Purchaser and the Group Companies in the submission and pursuit of any insurance claims: (1) which arise out of occurrences taking place prior to Completion and that are covered under any general liability, excess liability or professional liability insurance policies maintained jointly on behalf of the

Seller and the Group Companies at any time prior to the Completion; or (2) that are covered under any commercial property or marine cargo insurance policies (collectively, the “Property Insurance Coverage”) maintained jointly on behalf of the Seller and the Group Companies at any time prior to or following Completion and that continue to afford coverage for losses incurred by the Group Companies. Following Completion, if Seller believes it is reasonably necessary to retain the services of a third party, or otherwise enter into any contract, to pursue any claim submitted pursuant to its obligations under this Clause 20.6, it shall inform Purchaser of that fact. If Purchaser determines that such third party or other contract is necessary, the Purchaser shall be responsible for the payment of all costs associated therewith. Following Completion, the Seller shall continue to maintain, and make available to the Purchaser on reasonable request, full and complete copies of all insurance policies and their related loss histories up to Completion, under which the Seller’s obligations to submit and pursue claims may be triggered under this Clause 20.6. Additionally, with respect to the Property Insurance Coverage, the Seller will after Completion use commercially reasonable efforts to ensure that the Purchaser is added as a loss payee for any covered losses to extent of the Purchaser’s interests in the Group Companies following the Completion. Nothing in this Clause 20.6 shall require the Seller to renew any insurance policy referred to above so as to be available after Completion.

20.7	The Seller shall indemnify the Purchaser and each member of the Group against any claim, loss or expense incurred or suffered by such Group Member in respect of any guarantee, bond or security of any kind issued or undertaken by any such Group Member for the benefit of the Seller or any Related Parties (other than the members of the Group) to the extent such guarantee, bond or security is not released at Closing.

20.8	The Purchaser shall indemnify the Seller and each of its Related Parties for any claim, loss or expense incurred or suffered by the Seller or any Related Parties in respect of any guarantee, bond or security of any kind issued or undertaken by the Seller or a Related Party for the benefit of any Group Member to the extent such guarantee, bond or security is not released at Closing.

20.9	The members of the Group (other than the Company) shall be third party beneficiaries of the indemnity provided in clause 20.7 and the Related Parties of the Seller (other than any member of the Group) shall be third party beneficiaries of the indemnity provided in clause 20.8 provided that the Company (on behalf of the other members of the Group) and the Seller (in respect of its Related Parties) shall be able to vary, release or otherwise forgive the rights of the third party beneficiaries.

21.	GUARANTEE

21.1	The Guarantor as primary obligor unconditionally and irrevocably:
(a)	guarantees by way of continuing guarantee to the Seller the due and punctual performance by the Purchaser of its obligations under or pursuant to this Agreement and each other Transaction Document;

(b)	agrees that if and each time that the Purchaser fails to make any payment when it is due under or pursuant to this Agreement or any other Transaction Document, the Guarantor shall on demand (without requiring the Seller first to take steps against the Purchaser or any other person) pay that amount to the Seller or as directed by the Seller.
21.2	Each payment to be made by the Guarantor under this Clause shall be made in the currency in which the relevant amount is payable by the Purchaser, and shall be made in full without any set-

off, restriction, condition or counterclaim and free and clear of all deductions or withholdings of any kind.

21.3	The Guarantor’s obligations under this Clause shall not be affected by any matter or thing which but for this provision might operate to affect or prejudice those obligations, including without limitation:
(a)	any time, waiver, consent or indulgence granted to, or composition with, the Purchaser or any other person;

(b)	the taking, variation, renewal or release of, or neglect to perfect or enforce this Agreement, any other Transaction Document or any right, guarantee, remedy or security from or against the Purchaser or any other person; or

(c)	any unenforceability or invalidity of any obligation of the Purchaser, so that this Clause shall be construed as if there were no such unenforceability or invalidity; or

(d)	any legal limitation, disability, incapacity or other circumstance relating to the Purchaser or any other person; or

(e)	the dissolution, amalgamation, reconstruction or insolvency of the Purchaser.
21.4	The Guarantor agrees that until all sums payable by the Purchaser to the Seller under or pursuant to this Agreement have been paid, it shall not exercise any rights which it might have by reason of the performance of its obligations under this guarantee:
(a)	to be indemnified by the Purchaser;

(b)	claim any contribution from any other guarantor of any of the Purchaser’s obligations under this Agreement; or

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Seller under this Agreement or any other security taken by the Seller pursuant to, or in connection with, this Agreement.
22.	ASSIGNMENT

22.1	No Party may assign the benefit of this Agreement (in whole or in part) or transfer, declare a trust of or otherwise dispose of in any manner whatsoever its rights and obligations under this Agreement or sub contract or delegate its performance under this Agreement (each of the above a “dealing”) without the prior written consent of all of the other Parties, such consent to be at the absolute discretion of the other Parties to withhold.

22.2	The Purchaser may effect a dealing to an Affiliate of the Guarantor without the prior written consent of any other Party provided that:
(a)	written notice of such dealing is provided to the other Parties;

(b)	if the assignee ceases to be an Affiliate of the Guarantor all rights and obligations under this Agreement shall be transferred back to the Purchaser; and

(c)	under no circumstances shall the assignee be entitled to greater payment under the terms of this Agreement than that to which the Purchaser would have been entitled had there been no assignment under this Clause 22.
22.3	Any dealing or purported dealing in contravention of this clause shall be ineffective.

22.4	Each Party that has rights under this Agreement is acting on its own behalf and not for the benefit of another person.

23.	COSTS AND EXPENSES

23.1	Save as otherwise expressly provided in this Agreement (including but not limited to Clause 10 (No Leakage)), each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale of the Sale Shares and to the preparation, execution and carrying into effect of this Agreement and all other documents mentioned herein.

23.2	All stamp duty and other transfer Tax of any nature payable on or in respect of the transfer of the Sale Shares shall be borne by the Purchaser provided that the Seller will reimburse the Purchaser for one half of any German real estate transfer tax arising by reason only of such transfer.

24.	INVALIDITY

If at any time any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or Law in any jurisdiction, then:
(a)	such provision shall:
(i)	to the extent that it is illegal, void, invalid or unenforceable be given no effect and shall be deemed not to be included in this Agreement; and

(ii)	not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or the legality, validity or enforceability under the Law of any other jurisdiction of such provision or any other provision of this Agreement; and
(b)	the Parties shall use all reasonable endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the Parties under this Agreement.
25.	THIRD PARTY RIGHTS

25.1	Save as expressly set out above, the parties do not intend that any term of this Agreement should be enforceable by any person (a “Third Party”) who is not a party to this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise.

25.2	Notwithstanding the provisions of Clause 25.1 or any benefits conferred by this Agreement on any third party by virtue of the Contracts (Rights of Third Parties) Act 1999, the Parties may amend, vary, waive, terminate or rescind this Agreement at any time and in any way without the consent of any Third Party.

26.	NOTARY

The Notary is a civil law notary with Houthoff Buruma, legal advisers to the Seller. The Purchaser acknowledges that it is aware of the provisions of the Ordinance Containing Rules of Professional Conduct and Ethics of the Royal Professional Organisation of Civil Law Notaries. The Purchaser acknowledges and agrees that Houthoff Buruma may advise and act on behalf of the Seller, Related Persons and their Affiliates with respect to this Agreement, the Transaction Documents and/or any disputes related thereto or arising therefrom.

27.	FURTHER ASSURANCE

Without prejudice to any other provision of this Agreement, from time to time after the date of this Agreement, upon request of any Party and without further consideration, each Party shall execute and deliver to the requesting Party such documents and take such action as may reasonably be requested by the requesting Party to consummate more effectively the intent and purpose of the Parties under this Agreement and the transactions contemplated by this Agreement.

28.	WHOLE AGREEMENT

28.1	This Agreement together with each of the other Transaction Documents contain the whole and only agreement between the Parties in relation to the transactions contemplated by this Agreement and the Transaction Documents and supersede all previous agreements whether written or oral between all or any of the Parties in relation to these transactions. Accordingly, all other terms, conditions, representations, warranties and any other statements which would otherwise be implied (by Law or otherwise) shall not form part of the Transaction Documents.

28.2	The Purchaser acknowledges and agrees (for itself and on behalf of each other member of the Purchaser’s Group) with the Seller that:
(a)	it and they do not rely on and have not been induced to enter into any of the Transaction Documents on the basis of any Assurances (express or implied) other than those expressly set out in this Agreement and the other Transaction Documents or, to the extent that it or they have been, it and they irrevocably and unconditionally agree that they shall have no rights or remedies in relation thereto and shall make no claim in relation thereto or against such parties;

(b)	neither the Seller nor any member of the Seller’s Group nor any member of the Group, nor any of their respective Representatives, has given or made any Assurance to the Purchaser or any other member of the Purchaser’s Group or any of their respective Representatives other than those expressly set out in this Agreement and the other Transaction Documents or, to the extent that any of them have, the Purchaser hereby (for itself and on behalf of each other member of the Purchaser’s Group and such Representatives) unconditionally and irrevocably waives any claim or remedy which it or they might otherwise have had in relation thereto;

(c)	any warranty or other right which may be implied by Law in relation to the sale of the Sale Shares shall be excluded or, if incapable of exclusion, irrevocably waived; and

(d)	the only remedies available to it and them in respect of the Transaction Documents are damages for breach of contract and, except as provided in Clauses 3.9 and 5.4, neither the Purchaser nor the Guarantor shall have any right to rescind or terminate any Transaction Document either for breach of contract (including any Seller Warranty or Company Warranty) or for negligent or innocent misrepresentation or otherwise,
PROVIDED THAT the provisions of this Clause 28.2 shall not exclude any liability which any of the Parties or, where appropriate, their Representatives would otherwise have to any other Party or, where appropriate, to any other Party’s Representatives or any right which any of them may have to rescind this Agreement or any Transaction Document in respect of any statements made fraudulently by any of them prior to the execution of this Agreement or any rights which any of them may have in respect of fraudulent misrepresentation by any of them.

28.3	Without prejudice to the foregoing provisions of this Clause 28, the Purchaser acknowledges and agrees that neither the Seller nor any member of the Seller’s Group nor any member of the Group nor their respective Representatives, makes nor has previously made any representation, warranty or undertaking as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion or any other information provided to the Purchaser or any of its Representatives (howsoever provided) on or prior to the date of this Agreement, including any such information contained in the Data Room or the Reports or other materials provided at or in relation to the presentations by the Representatives of the Seller and/or the management of the Group Companies to, and the related “Q and A” sessions with, the Purchaser and/or its Representatives.

29.	VARIATION AND WAIVER

29.1	No variation of this Agreement shall be effective unless it is in writing (which for this purpose, does not include email) and signed by or on behalf of each of the Parties. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

29.2	Any waiver or any right or default hereunder shall be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver of this Agreement or of any provision hereof will be effective unless in writing and signed by the Party against whom such waiver is sought to be enforced.

29.3	Any delay by any Party in exercising, or failure to exercise, any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Agreement or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

30.	COUNTERPARTS

30.1	This Agreement may be executed in counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute one and the same instrument.

31.	PAYMENTS AND NO SET-OFF

31.1	Subject to Clause 2.5, every amount payable under this Agreement by one Party to another shall be made in full without any set-off or counterclaim howsoever arising and shall be free and clear of deduction or withholding of any kind other than any deduction or withholding required by Law.

31.2	Unless otherwise expressly stated in this Agreement, all payments to be made under this Agreement shall be made in euros to such account as the receiving Party directs by notice to the paying Party.

32.	GOVERNING LAW AND JURISDICTION

32.1	This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, English law.

32.2	The Parties irrevocably agree to submit to the exclusive jurisdiction of the courts of England to settle any claim, dispute or difference (including non-contractual claims, disputes or differences) which may arise out of or in connection with this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) and that accordingly any Proceedings be brought in such courts.

32.3	Each Party waives (and agrees not to raise) any objection, on the ground of inconvenient forum or on any other ground, to the bringing of Proceedings in the English courts.

32.4	Each Party irrevocably agrees that a judgment or order against it in Proceedings brought in England shall (provided there is no appeal pending or open) be conclusive and binding upon it and may be enforced against it in the courts of any other jurisdiction.

33.	AGENT FOR SERVICE OF PROCESS

33.1	Each Party which is not a company incorporated in England and Wales shall at all times maintain an agent for service of process in England. The Seller irrevocably appoints Doughty Hanson & Co Managers Limited of 45 Pall Mall, London SW1Y 5JG and the Purchaser irrevocably appoints Eversheds LLP of 1 Wood Street, London EC2V 7WS, Attn: Robin Johnson (each such entity or any replacement agent appointed pursuant to Clause 33.2 the “Agent”), as its agent for such purpose.

33.2	Without prejudice to any other permitted mode of service, each Party agrees that service of any claim form, notice or other document for the purpose of any Proceedings begun in England shall be duly served upon it if served on the Agent in any manner permitted by the Civil Procedure Rules; provided that such service is simultaneously forwarded to the Party.

33.3	If for any reason the Agent appointed by any Party at any time ceases to act as such, the Party shall promptly appoint another such agent and promptly notify the other Parties of the appointment and the new agent’s name and address. If the Party concerned does not make such an appointment within 7 Business Days of such cessation, then any other Party may do so on its behalf and shall notify the other Parties if it does so.

AS WITNESS the hands of the parties or their duly authorised officers on the date first written on page 1 of this Agreement.

SIGNED BY	)
NORIT HOLDING B.V.	)
acting by /s/ R.J.H.M. Kuipers Managing Director A	) ) ) )
)
s/ B.H.F. ten Doeschot	)
Managing Director B	)

SIGNED BY	)
NORIT PROCES TECHNOLOGIE	)
HOLDING B.V.	)
represented by its solely authorised	)
Managing Director A	)
Norit International N.V.	)
acting by its management board:	)
)
/s/ R.J.H.M. Kuipers	)
R.J.H.M. Kuipers	)
)
/s/ B.H.F. ten Doeschot	)
B.H.F. ten Doeschot	)
)
/s/ M. Knuttel	)
M. Knuttel	)

SIGNED BY	)
PENTAIR NETHERLANDS B.V.	)
acting by	)
)
/s/ Angela D. Lageson	)
Angela D. Lageson, Director B	)
acting as attorney authorised in writing	)

SIGNED BY	)
PENTAIR, INC.	)
acting by	)
)
/s/ Angela D. Lageson	)
Angela D. Lageson	)
Senior Vice President, General Counsel	)
and Secretary	)

SCHEDULE 1
THE COMPANY
Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

SCHEDULE 2
GROUP CHART
Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

SCHEDULE 3
ACCOUNTS
Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

SCHEDULE 4
TRANSFER DEED
Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

SCHEDULE 5
COMPLETION
1.	The Purchaser shall:
(a)	transfer the Purchase Price and pay or, with the assistance of the Seller pursuant to the Debt Repayment Plan, procure payment by the Group Companies of the Existing CPT Bank Debt Amount to the Notary’s Account in accordance with Clause 2.4;

(b)	deliver or procure delivery to the Seller of:
(i)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of the Purchaser and the Guarantor authorising the execution by the Purchaser and the Guarantor of this Agreement and each other Transaction Document to which they are a party and, where such execution is authorised by a committee of the board of directors of the Purchaser or the Guarantor (as the case may be), an extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof);

(ii)	the letter of appointment of its Agent and the Guarantor’s, countersigned by the Agent acknowledging its appointment;

(iii)	a certified copy of any power of attorney under which any of the foregoing documents are executed;

(iv)	consents to their appointment as directors of the Company and the Subsidiaries from such persons as the Purchaser desires to appoint as directors of such entities at Completion;

(v)	evidence to the Seller’s reasonable satisfaction of fulfilment of the Competition Condition;

(vi)	a certificate signed by an officer of the Purchaser reasonably acceptable to the Seller, in form and substance reasonably satisfactory to the Seller, certifying, representing and warranting in such officer’s capacity as an officer, and not personally, that the conditions set forth in Clauses 3.2(a) and 3.2(b) of the Agreement have been satisfied (except to the extent waived in writing by the Seller); and

(vii)	the Noncompete Agreements duly executed by the Purchaser.
2.	The Seller shall:
(a)	deliver or procure delivery to the Purchaser of:
(i)	an extract of the minutes of a duly held meeting of the directors (or a duly constituted committee thereof) of the Seller authorising the execution by the Seller of this document and each other Transaction Document to which it is party and any document to be delivered by the Seller at or prior to Completion and, where such execution is authorised by a committee of the board of directors of the Seller, an extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof);

(ii)	the letter of appointment of its Agent, countersigned by the relevant Agent acknowledging its appointment;

(iii)	a certified copy of any power of attorney under which any of the foregoing documents are executed;

(iv)	the resignations of such persons as directors of the Company and as directors of any Subsidiary as the Purchaser shall request at least five Business Days prior to the Completion;

(v)	a certificate signed by an officer of the Seller reasonably acceptable to the Purchaser, in form and substance reasonably satisfactory to the Purchaser, certifying, representing and warranting in such officer’s capacity as an officer, and not personally, that the conditions set forth in Clauses 3.1(a) and 3.1(b) of the Agreement have been satisfied (except to the extent waived in writing by the Purchaser);

(vi)	a certificate signed by an officer of the Company reasonably acceptable to the Purchaser, in form and substance reasonably satisfactory to the Purchaser, certifying, representing and warranting in such officer’s capacity as an officer, and not personally, that the condition set forth in Clause 3.1(b) of the Agreement has been satisfied (except to the extent waived in writing by the Purchaser);

(vii)	the Noncompete Agreements duly executed by the Noncompete Parties;

(viii)	the Carbon Supply Agreements duly executed by the parties thereto;

(ix)	the Transition Services Agreement duly executed by the parties thereto;

(x)	the Norit Japan Agency and Distribution Agreement duly executed by the parties thereto;

(xi)	the Licences duly executed by Norit International N.V;

(xii)	certifications of non-U.S. real property interest, in form and substance reasonably satisfactory to the Purchaser, duly executed by U.S. companies that are Group Companies; and

(xiii)	documentation reasonably satisfactory to the Purchaser evidencing releases of all guarantees by the Group Companies of the Seller or any of its Affiliates (other than the Group Companies) and all Encumbrances upon share capital or assets of the Group Companies pursuant to the Senior Facilities Agreement (to the extent such releases are not effected pursuant to the Notary Letter).
3.	The Transfer Deed shall be executed before the Notary, pursuant to which the Sale Shares will be transferred to the Purchaser.

SCHEDULE 6
SELLER WARRANTIES
1.	Capacity, Authority and Due Incorporation

1.1	The Seller and the Company have the requisite power and authority to enter into and perform each Transaction Document to which it is a party. No other or further act or proceeding on the part of the Seller or the Company (including the shareholders of the Seller) is necessary to authorize the Transaction Documents to be entered into and performed by the Seller or the Company.

1.2	Each Transaction Document to which the Seller or the Company is a party constitutes or will, when executed, constitute legally valid and binding obligations on the Seller and the Company, enforceable in accordance with their respective terms.

1.3	Execution of the Agreement by the Seller and compliance with the terms of each Transaction Document to which the Seller or the Company is a party does not and will not conflict with or constitute a default or breach under any provision of:
(a)	the Seller’s or the Company’s articles of association or other charter instruments; or

(b)	any order, judgment, award, injunction or decree (collectively, “Orders”) or any Laws.
1.4	Compliance with the terms of each Transaction Document to which the Seller or the Company is a party:
(a)	subject to providing the notices, and obtaining the consents, described in Section 1.4 of the Disclosure Letter, will not violate or conflict with, or constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Encumbrance upon any of the share capital or other equity securities of the Company (including the Sale Shares), any of the assets of the Company under, any term or provision of any Contract to which the Seller or the Company is a party or by which the Seller or the Company or any of their respective assets or properties may be bound or affected; or

(b)	except as required by the Competition Authority, will not, insofar as relates to the Seller or the Company, require any consent, approval, exemption or other action by or notice to any Governmental Authority.
1.5	Each of the Seller and the Company is a company validly incorporated, in existence and duly registered under the Laws of its jurisdiction of organization.

2.	Title and Encumbrances

2.1	The Seller is the legal and beneficial owner of the Sale Shares and other than Encumbrances which will be released on Completion, there are no Encumbrances over the Sale Shares.

2.2	The Sale Shares constitute the whole of the issued and allotted share capital of the Company and each of the Sale Shares is fully paid or credited as fully paid.

2.3	Transfer of the Sale Shares as contemplated in the Agreement will convey to the Purchaser all the Seller’s right, title and interest in and to the Sale Shares free and clear of all Encumbrances.

2.4	There are no (i) securities convertible into or exchangeable for share capital or other securities of the Company; (ii) options, warrants or other rights to purchase or subscribe to share capital or other securities of the Company or securities which are convertible into or exchangeable for share capital or other securities of the Company; or (iii) Contracts relating to the issuance, sale or transfer of any share capital or other equity securities of the Company, any such convertible or exchangeable securities or any such options, warrants or other rights.

2.5	The Seller indirectly owns all of the issued and outstanding shares in the capital of Norit International N.V. Norit International N.V. is the legal and beneficial owner of the Sale Shares and, except pursuant to the Senior Facilities Agreement, there are no Encumbrances over the Sale Shares.

SCHEDULE 7
COMPANY WARRANTIES
1.	Capacity, Authority and Due Incorporation

1.1	Execution of the Agreement by the Seller and compliance with the terms of each Transaction Document to which the Seller or the Company is a party does not and will not conflict with or constitute a default or breach under any provision of any Group Company’s (other than the Company’s) articles of association or other charter instruments.

1.2	Compliance with the terms of each Transaction Document to which the Seller or the Company is a party, subject to providing the notices, and obtaining the consents, described in Section 1.2 of the Disclosure Letter, will not violate or conflict with, or constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Encumbrance upon any of the share capital or other equity securities of any Group Company (other than the Company), any of the assets of any Group Company (other than the Company) under, any term or provision of any Contract to which any Group Company (other than the Company) is a party or by which any Group Company (other than the Company) or any of their respective assets or properties may be bound or affected.

1.3	Section 1.3 of the Disclosure Letter contains a correct and complete list of the name, jurisdiction of organization, capitalization and ownership of each Subsidiary. Except as set forth in Section 1.3 of the Disclosure Letter, the Company does not directly or indirectly own any share capital or other equity or ownership interests of any entity. Each Group Company (i) is a company validly incorporated, in existence and duly registered under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, operate and lease its assets, to carry on its business as and where such is currently being conducted, to execute and deliver the Transaction Documents to be executed and delivered by it pursuant to this Agreement and to carry out the transactions contemplated by such Transaction Documents and (iii) is duly qualified or licensed to do business as a foreign entity in each jurisdiction wherein the character of the properties owned by it, or the nature of its business, makes such licensing or qualification necessary.

1.4	The Seller has delivered to the Purchaser correct and complete copies of the articles of association or other charter instruments and similar organizational documents, including any amendments thereto, of each Group Company. The stock records of the Group Companies provided in the Data Room are correct and complete copies of such instruments. Set forth in Section 1.4 of the Disclosure Letter is a correct and complete list of the directors and officers of each Group Company.

2.	Title and Encumbrances

2.1	Except as set forth in Section 2.1 of the Disclosure Letter, no person or entity other than the Company or a Subsidiary owns any share capital or other equity or ownership interests of any Subsidiary. All outstanding share capital and other equity or ownership interests of each Subsidiary are free and clear of any Encumbrances other than Encumbrances which will be released on Completion and are validly issued and fully paid.

2.2	There are no (i) securities convertible into or exchangeable for share capital or other securities of any Group Company; (ii) options, warrants or other rights to purchase or subscribe to share capital or other securities of any Group Company or securities which are convertible into or exchangeable for share capital or other securities of any Group Company; or (iii) Contracts relating to the issuance, sale or transfer of any share capital or other equity securities of any Group Company, any such convertible or exchangeable securities or any such options, warrants or other rights.

2.3	Except as set forth in Section 2.3 of the Disclosure Letter, no resolution has been adopted for the dissolution or liquidation of the Dutch Group Companies, no circumstances exist which may result in the dissolution or liquidation of the Dutch Group Companies, and no proposals have been made or resolution adopted for a statutory/legal merger (juridische fusie) or division (splitsing), or a similar arrangement of the Dutch Group Companies which have not been executed before Completion.

2.4	None of the Group Companies is currently (a) declared bankrupt (failliet verklaard), (b) granted a temporary or definitive moratorium of payments (surseance van betaling), (c) made subject to any insolvency or reorganisation proceedings or (d) involved in negotiations with any one or more of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has any third party applied for a declaration of bankruptcy or any such similar arrangement for the Group Companies.

3.	Financial Matters

3.1	Included as Section 3.1 of the Disclosure Letter are consolidated financial statements of the Group consisting of (a) the audited consolidated financial statements of the Group for each of the fiscal years ended 31 December 2009 and 2010, which financial statements have been reported on, and are accompanied by, the signed opinions of those independent accountant for the Group for such years described in Section 3.1 of the Disclosure Letter (the “Financial Statements”) and (b) an unaudited consolidated balance sheet of the Group as of 28 February 2011 and the related unaudited consolidated statement of earnings of the Group for the two months then ended (the “Management Accounts”). The Financial Statements in all material respects (a) give a true and fair view of the financial position and results of operation of the Group at the relevant date; (b) are prepared in accordance with IFRS applied on a consistent basis; and (c) fairly present the assets, liabilities, financial position, results of operations and cash flows of the Group as required by Law as of the dates and for the periods indicated. To the Seller’s knowledge, the Management Accounts fairly reflect the affairs of the Group having regard to their status as management accounts and the fact that no period end adjustments have been made.

3.2	To the Seller’s knowledge, except as and to the extent specifically set forth on the face of the balance sheet of the Group as of December 31, 2010, or in Section 3.2 of the Disclosure Letter, no Group Company has any Liabilities, other than: (a) commercial Liabilities incurred since December 31, 2010 in the ordinary course of business consistent with past practice, none of which has had a material adverse effect on the conduct, financial condition, results of operations, assets, Liabilities, business or operations of such Group Company; (b) Liabilities disclosed in the Agreement or in the Disclosure Letter; or (c) Liabilities that would not, individually or in the aggregate, have a Material Adverse Effect.

3.3	The Company has established and maintained internal controls sufficient to provide reasonable assurance (A) that the Company maintains records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries on a consolidated basis; (B) that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting standards.

4.	Tax Matters

4.1	Since 31 December 2010, no Group Company has incurred any Taxes other than Taxes incurred in the ordinary course of business consistent in type and amount with past practices of such Group Company. All Taxes of all Group Companies incurred as at or prior to 31 December 2010 have been paid or are included in a correct and complete liability accrual on the balance sheet of the Group as of 31 December 2010 (whether or not the related Taxes are disputed).

4.2	All Tax Returns required to be filed by or on behalf of the Company or any Subsidiary have been timely filed and, when filed, were correct and complete in all material respects.

4.3	No claim has been made by any Governmental Authority in a jurisdiction in which a Group Company does not file Tax Returns alleging that such Group Company is or may be subject to taxation by that jurisdiction or Governmental Authority. The Tax Returns of each Group Company that are under audit or for the periods since 31 December 2008 have been audited by Governmental Authorities are set forth in Section 4.3 of the Disclosure Letter. No Group Company has received from any Governmental Authority any notice of underpayment or assessment of Taxes or other deficiency that has not been paid or any objection to any Tax Return. There are no outstanding Contracts or waivers extending the statutory period of limitations applicable to any Tax Return of a Group Company.

4.4	Since 5 January 2010, the Dutch Group Companies are no longer part of the Norit NV Fiscal Unity.

5.	Absence of Certain Changes

5.1	Except as and to the extent set forth in Section 5.1 of the Disclosure Letter, since 31 December 2010, each Group Company has conducted its business only in the ordinary course consistent with past practice, and there has not been:
(a)	Any material adverse change in the conduct, financial condition, results of operations, assets, Liabilities, business or operations of any Group Company.

(b)	Any material loss, damage or destruction affecting the business, assets or Liabilities of any Group Company.

(c)	Any increase in the compensation, salaries, commissions or wages payable or to become payable to any employees or agents of any Group Company, including any bonus or other employee benefit granted, made or accrued in respect of such employees or agents (but excluding increases in salaries or wages or bonuses occurring in the ordinary course of business consistent with past practice).

(d)	Any declaration, setting aside or payment of any dividend or other distribution in respect of any Group Company’s share capital; any redemption, purchase or other acquisition by any Group Company of any share capital of such Group Company or any security relating to such share capital; or any other payment to any shareholder of any Group Company other than payments made to Norit International N.V. in respect of invoices addressed to Norit International N.V. for the provision of services or insurance cover to Group Companies in the ordinary course of business or as set out in Section 10.3 of the Disclosure Letter, in each case save to another Group Company.

(e)	Any sale, lease, grant or other transfer or disposition of any assets of any Group Company, except in the ordinary course of business.

(f)	Any entering into, amendment or early termination of any Contract relating to employment to which any Group Company is a party or is otherwise bound (for an aggregate value/expenditure higher than €150,000 per person per year or providing for or extending an employment term of twelve (12) months or more) other than with respect to vacancy provisions as provided for in the budget contained in the Data Room, or any entering into, amendment or early termination of any material Contract to which any Group Company is a party or is otherwise bound, or any release or waiver of any material claims or rights under any Contract to which any Group Company is a party or is otherwise bound, in each case other than in the ordinary course of business.

(g)	Any capital expenditure by any Group Company not set forth in, or in excess of the amount budgeted for such capital expenditure as set forth in, the capital expenditures budget contained in the Data Room.

(h)	Any loan made by any Group Company to any person or entity that is not a Group Company other than de minimis loans to employees of a Group Company in the ordinary course of business consistent with past practice.

(i)	Any material change in any Group Company’s financial or Tax accounting principles or methods other than as required by Law.
6.	No Litigation

6.1	Except as set forth in Section 6.1 of the Disclosure Letter, there is no Litigation pending or, to the Sellers’ knowledge, threatened against any Group Company or its shareholders, directors or officers (in such capacity) or its business, assets or Liabilities which is material to the Group. To the Sellers’ knowledge, no event has occurred or action taken that is reasonably likely to result in Litigation against a Group Company which is material to the Group.

7.	Compliance with Laws and Orders

7.1	Except for past violations for which the Group Companies are not subject to any current Liability and cannot become subject to any future Liability, each Group Company (including its operations, business and assets) is and has been in compliance with all applicable Laws and Orders, including all Environmental Laws in all material respects. All reports, filings and returns required to be filed by or on behalf of any Group Company with any Governmental Authority have been filed and, when filed, were in accordance with the applicable Laws and Orders.

7.2	Except as set forth in Section 7.2 of the Disclosure Letter, each Group Company has all licenses, permits, approvals, certifications, registrations, consents and listings of all Governmental

Authorities (collectively, “Permits”) required for the conduct of its business and the operation of its facilities in all material respects as now carried on. All such Permits are in full force and effect and will not be affected or made subject to any loss, limitation or obligation to reapply as a result of the transactions contemplated by the Agreement. Except for past violations for which the Group Companies are not subject to any current Liability and cannot become subject to any future Liability, each Group Company (including its operations, business and assets) is and has been in compliance with all such Permits.

7.3	Without limiting the generality of the foregoing provisions of this Clause 7:
(a)	Except as set forth in Section 7.3(a) of the Disclosure Letter, no Group Company has retained or assumed any material Liability for any other person or entity relating in any way to Environmental Laws, including circumstances in which such Liability could be imputed or attributed to such Group Company. To the Sellers’ knowledge, there is no Litigation pending or threatened against any other person or entity whose Liability therefore may have been retained or assumed by or could be imputed or attributed to any Group Company relating in any way to any Environmental Laws. Except as set forth in Section 7.3 of the Disclosure Letter and under general provisions of Law, the Group Companies are not under any obligation to investigate or to do research with respect to soil or ground water, to take safety measures or to clean up (saneren) any pollution. The Group Companies have not received any written notice of any actual, pending or threatened action by any Governmental Authority, third party or current or ex-employee in respect of any alleged non-compliance with or Liability under any Environmental Law, health or safety Law and/or related to illness or disability due to the carrying out their activities. The status of the issues and required actions described in the executive summary table included in the environmental vendor due diligence of RPS Advies B.V. dated 2 February 2010 with reference KVM09.8102.R01 final (2) is set forth in Section 7.3 of the Disclosure Letter. To the knowledge of the Seller, since the report of RPS Advies B.V. dated 2 February 2010, no new environmental Liabilities with respect to any of the Dutch Group Companies and/or the German Subsidiaries of the Company have come into existence.

(b)	There are no past or present (or, to the Sellers’ knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or omissions that may (A) interfere with or prevent compliance or continued compliance in all material respects by each Group Company with all Environmental Laws or (B) give rise to any material Liability of any Group Company based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Waste.
7.4	To the Seller’s knowledge, no Group Company nor any director, officer, employee, agent or other person associated with or acting on behalf of any Group Company has, directly or indirectly, (A) used any funds of any Group Company for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (B) made any unlawful payments, unlawful promises of payment or unlawful authorizations of payment of money, gifts or anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of any Group Company; (C) established or maintained any unlawful fund of monies or other assets of any Group Company; or (D) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person or entity, private or public, regardless of form, whether in money, property or services, to receive favourable treatment in obtaining or retaining business for any Group Company, to obtain or retain special concessions for any Group Company or to pay for favourable treatment for business obtained or retained or to pay for special concessions already obtained for any Group Company.

7.5	Section 7.5 of the Disclosure Letter sets forth a list of net external sales to customers of the Group by country in each of the years ended December 31, 2009 and 2010 and the backlog to customers of the Group by country as of 28 February 2011.

8.	Title to and Condition of Properties

8.1	Subject to the steps set out in Schedule 5, each Group Company has title or rightful possession through a valid lease or license (as applicable) to all of its business and assets (tangible and intangible), free and clear of all Encumbrances sufficient to carry on business as now carried on. None of the business or assets of the Group Companies are subject to any restrictions with respect to the transferability or divisibility thereof other than pursuant to applicable local regulations and the Senior Facilities Agreement. No Group Company’s title to its business and assets will be affected by the transactions contemplated by the Agreement.

8.2	To the Seller’s knowledge, all tangible assets (real and personal) owned or utilized by the Group Companies are in good operating condition and repair (except for ordinary wear and tear that does not materially interfere with the use thereof in the conduct of the normal operations of the Group Companies).

8.3	To the Seller’s knowledge, except for the Encumbrances, easements or rights of way granted or appurtenant to or otherwise affecting the Real Property listed in Section 8.3 of the Disclosure Letter, the Group Companies have the full right to use the Real Property for the purposes for which the Real Property is currently used.

8.4	To the Seller’s knowledge, the Group Companies have not made any renovation or alteration of the Real Property other than on the basis of and in conformity with the prior permission or consent from the relevant landlords (if required) and/or, to the extent applicable, the relevant Governmental Authority.

9.	Insurance

9.1	Section 9.1 of the Disclosure Letter sets forth a list and description of all material policies of insurance that (i) apply to any Group Company and (ii) are currently in effect with respect to the business, employees, directors, assets or Liabilities of any Group Company (collectively, the “Group Insurance Policies”). Apart from those claims listed under Section 9.1 of the Disclosure Letter, there are no current claims by any Group Company under any such insurance policies.

9.2	No Group Company has received any notice of cancellation with respect to any Group Insurance Policy, and to the Sellers’ knowledge, no event or condition exists or has occurred that could result in cancellation of any Group Insurance Policy.

10.	Contracts and Commitments

10.1	Section 10.1 of the Disclosure Letter sets forth a list of each of the following Contracts in effect at the date of this Agreement to which any Group Company is a party, save where such Contracts are listed in another section of the Disclosure Letter (such Contracts set forth on such list, together with any purchase Contracts with any supplier listed in Section 13.2 of the Disclosure Letter and any Contracts with any customer listed in Section 13.1 of the Disclosure Letter (which purchase and customer Contracts need not be listed in Section 10.1 of the Disclosure Letter) hereinafter referred to as the “Material Contracts”):
(a)	Any Contract for the lease, sub-lease, limited lease or occupancy of any material Real Property (whether as lessor or lessee).

(b)	Any Contract with any director, officer or employee that is not cancellable by such Group Company on notice to be given in compliance with applicable Laws without Liability, penalty or premium of any nature or kind whatsoever or under which such Group Company could incur remaining obligations in excess of €100,000, other than a Contract of employment.

(c)	Other than any Contract with another Group Company, any loan Contract, promissory note, letter of credit, debenture, note, mortgage, bank guarantee, performance or other type of bond or other evidence of indebtedness or an obligation for borrowed money, as a signatory, guarantor or otherwise, other than bank guarantees and performance bonds in the ordinary course of business.

(d)	Other than any Contract with another Group Company, any Contract under which a Group Company has guaranteed the payment or performance of any person or entity, agreed to indemnify any person or entity outside the Group (except under Contracts entered into by such Group Company in the ordinary course of business) or to act as a surety, or otherwise agreed to be contingently or secondarily liable for the obligations of any person or entity.

(e)	Any consulting, development, joint development or similar Contract relating to, or any Contract requiring the assignment of any interest in, any material part of the Group Intellectual Property.

(f)	Any Contract (i) prohibiting or restricting such Group Company or any of its employees from competing in any business or geographical area, or soliciting customers or employees, or otherwise restricting it from carrying on any business anywhere in the world or (ii) relating to the location of employees or a minimum number of employees to be employed by such Group Company.

(g)	Except as disclosed in Section 10.1 or another section of the Disclosure Letter, any Contract of any nature involving any remaining consideration or other expenditure in excess of €10,000,000 (for each Contract).
10.2	The Seller has made available in the Data Room correct and complete copies of all Contracts with (a) any material sales representative, dealer, distributor or franchisee, (b) any customer listed in Section 13.1 of the Disclosure Letter and (c) any supplier listed in Section 13.2 of the Disclosure Letter.

10.3	No Group Company is in default in any material respect under any Material Contract to which it is a party or is otherwise bound, nor has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default in any material respect thereunder or cause the acceleration of any of such Group Company’s obligations thereunder or result in the creation of any Encumbrance on any of the share capital or other equity securities (including the Sale Shares), or any of the assets, of such Group Company. To the Sellers’ knowledge, no third party is in default in any material respect under any Material Contract to which any Group Company is a party or is otherwise bound, nor has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default in any material respect thereunder, or give rise to an automatic termination, or the right of discretionary termination thereof. Each Material Contract to which any Group Company is a party or is otherwise bound is in full force and effect (except where it has expired in accordance with its terms) and is a valid and binding agreement enforceable against such Group Company and, to the Sellers’ knowledge, the other party or parties thereto in accordance with its terms.

11.	Employee Matters

11.1	Section 11.1 of the Disclosure Letter sets forth a correct and complete list of each of the following currently maintained or entered into by any Group Company, to which any Group Company contributes or is obligated to contribute, or under which any Group Company has any material Liability: (a) all material plans and programs providing benefits to any current or former employee, director or independent contractor, or beneficiary or dependent thereof, including any material pension, profit sharing, retirement, bonus, health, dental, death, accident, disability, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization or severance plans or programs (collectively, “Benefit Plans”); (b) all collective bargaining agreements; and (c) all Contracts with employees providing for annual salary or other payments in excess of €150,000.

11.2	With respect to each Benefit Plan, (i) all employer and employee contributions to each Benefit Plan required by Law or by the terms of such Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices, (ii) the fair market value of the assets of each funded Benefit Plan, the liability of each insurer for any Benefit Plan funded through insurance or the book reserve established for any Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Benefit Plan, and no transaction contemplated by the Agreement would reasonably be expected to cause such assets or insurance obligations to be less than such benefit obligations, (iii) all Benefit Plans have been maintained in accordance with their terms and all requirements of applicable Law, (iv) each Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate Governmental Authorities; (v) to the extent any Benefit Plan is intended to qualify for special tax treatment, such Benefit Plan meets all requirements for such treatment; (vi) to the knowledge of the Seller, no event has occurred respecting any Benefit Plan that would reasonably be expected to result in the revocation of the registration of such Benefit Plan or entitle any person or entity to wind up or terminate any Benefit Plan, in whole or in part, or that would otherwise reasonably be expected to adversely affect the tax status of any such Benefit Plan; (vii) none of the Benefit Plans or any of the collective bargaining agreements or Contracts with employees described in subclauses (b) and (c) of Clause 11.1 provide for benefit increases or the acceleration of, or an increase in, funding or payment obligations that are contingent upon, or will be triggered by, the consummation of the transactions contemplated by the Agreement; (viii) there are no liabilities in respect of any Benefit Plan which have not been provided for under applicable accounting standards, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable; (ix) none of the Benefit Plans would reasonably be expected to provide benefits beyond retirement (other than pension provision in accordance with the Benefit Plans) or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees; and (x) there is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or threatened involving any Benefit Plan or its assets or any collective bargaining agreement or Contract with an employee described in subclauses (b) and (c) of Clause 11.1.

11.3	Other than in relation to the Benefit Plans, no Group Company has a contractual liability to make any contributions to any personal pension scheme not set out in Section 11.1 of the Disclosure Letter, retirement annuity contract, individual retirement account or local equivalent for any of its employees or former employees or to make any payment or remuneration specifically referable to contributions payable by such employee under such scheme, contract or other arrangement. No event has occurred that will require payment of a material amount by any Group Company in addition to the ordinary contributions and expenses payable in relation to Benefit Plans (as stated in the Benefit Plans most recent actuarial valuation reports for funding purposes or other relevant document dealing with the appropriate ordinary funding rate) or that will give rise to a debt due from any Group Company (other than any debt relating to ordinary contributions and expenses).

12.	Intellectual Property

12.1	Section 12.1 of the Disclosure Letter contains a correct and complete list of all patents, pending patents, trademarks, trade names and domain names owned or used by any Group Company (the “Registered Intellectual Property”). All registrations and applications with respect to the Registered Intellectual Property have been properly made and filed, and all annuity, maintenance, renewal and other fees relating to such registrations or applications have been paid as necessary to maintain or renew all such registrations and applications to the extent that such maintenance or renewal has been deemed appropriate in the ordinary course of business.

12.2	No Group Company is infringing, or has infringed, any Intellectual Property of another in any material respect. Except as set forth in Section 12.2 of the Disclosure Letter, to the Sellers’ knowledge, no person or entity is infringing or has infringed any of the Group Intellectual Property. Except as set forth in Section 12.2 of the Disclosure Letter, none of the Group Companies has granted any license or made any assignment of the Group Intellectual Property, and no person or entity other than the Group Companies has any right to use the Group Intellectual Property. Except as set forth in Section 12.2 of the Disclosure Letter, no Group Company has any obligation to pay any royalties or other consideration for the right to use any Intellectual Property of others, except for payments required to be made for the right to use “shrink-wrap” or similar off-the-shelf software products. With respect to Group Intellectual Property (other than Registered Intellectual Property) (a) for which secrecy is required to prevent third parties and non-approved employees from obtaining such information to an extent that would be materially adverse to the benefits attaching to the confidentiality of such information and (b) which would be protected by registered intellectual property rights had they been applied for (such Group Intellectual Property is referred to as “Trade Secrets”), the Group Companies have policies and procedures in place that are intended to, and have taken commercially reasonable efforts to, maintain the confidentiality of such Trade Secrets, including entering into agreements with employees of the Group requiring such employees to maintain confidentiality of

Trade Secrets and maintaining the Trade Secrets in secure spaces to which third parties who have not entered into confidentiality agreements do not have access.
13.	Customers and Suppliers

13.1	Section 13.1 of the Disclosure Letter contains a correct and complete list of the fifteen (15) largest customers of the Group for each of 2009 and 2010 (determined on the basis of the total Euro amount of net sales) showing the total Euro amount of net sales to each such customer during each such year. No Group Company has received any written communication by any of the customers described in Section 13.1 of the Disclosure Letter by means of which such customer communicates its intention to cease to be a customer of the Group after the Completion.

13.2	Section 13.2 of the Disclosure Letter contains a correct and complete list of the fifteen (15) largest suppliers to the Group for each of 2009 and 2010 (determined on the basis of the total Euro amount of purchases) showing the total Euro amount of purchases from each such supplier during each such year. To the Seller’s knowledge, no Group Company has received any written communication by any of the suppliers described in Section 13.2 of the Disclosure Letter by means of which such supplier communicates its intention to cease to be suppliers to the Group after the Completion and will not continue to supply the Group with substantially the same quantity and quality of goods and services at competitive prices.

14.	Product Warranty and Product Liability

Section 14.1 of the Disclosure Letter contains a correct and complete description of all pending product warranty and product liability claims involving any Group Company which are material to that Group Company. Save as set out in section 14.1 of the Disclosure Letter, none of the Products/Services is the subject of any replacement, field fix, retrofit, modification or recall campaign, and to the Sellers’ knowledge, no facts or conditions exist that could reasonably be expected to result in such a recall campaign. Save as set out in section 14.1 of the Disclosure Letter, all Products/Services have been designed, manufactured, labeled and performed so as to meet and comply with all contractual requirements and all applicable Laws and Orders currently in effect, and have received all governmental approvals necessary to allow their sale and use. During the last 20 years and to the Seller’s knowledge prior to such period, no products previously or currently manufactured or sold by any Group Company contained or contain asbestos.

15.	Certain Relationships to the Group

15.1	Except as described in Section 15.1 of the Disclosure Letter, (a) there are no Contracts between any Group Company and the Seller or any of its Affiliates (other than the Group Companies), including guarantees of the Seller or any of its Affiliates (other than the Group Companies); and (b) neither the Seller nor any of its Affiliates (other than the Group Companies) has any direct or indirect interest in (i) any person or entity that is competitive with any of the Group Companies or (ii) any material property, asset or right that is used by the Group Companies.

15.2	All obligations of the Seller or any of its Affiliates (other than the Group Companies) to the Group Companies, and all obligations of the Group Companies to the Seller or any of its

Affiliates (other than the Group Companies), other than those incurred in the ordinary course of trading pursuant to Contracts described in Section 15.1 of the Disclosure Letter, are described in Section 15.2 of the Disclosure Letter.

15.3	Section 15.3 of the Disclosure Letter lists all Contracts of the Seller or any of its Affiliates (other than the Group Companies) that are attributable to or used in both (a) the CPT Business and (b) any other business of the Seller or any of its Affiliates (other than the Group Companies).

16.	Services Necessary

16.1	Other than services provided under the Contracts set out in section 15.1 of the Disclosure Letter, the Transitional Services Agreement and the Carbon Supply Agreements, section 16.1 of the Disclosure Letter contains a correct and complete list of all services provided to the Group Companies by employees of the Seller or any of its Affiliates (other than the Group Companies).

17.	No Brokers or Finders

17.1	None of the Seller, the Group Companies and any of their respective shareholders, directors, employees or agents has retained, employed or used any broker or finder in connection with the transactions provided for by the Agreement or the negotiation thereof, nor are any of them responsible for the payment of any broker’s, finder’s or similar fees, in each case for which a Group Company would be liable.

18.	Definitions

18.1	Capitalized terms used, but not otherwise defined in this Schedule 7 (including this Clause 18.1 of this Schedule 7), shall have the respective meanings assigned to such terms in the Agreement. For purposes of this Schedule 7, the term:
(a)	“Disclosure Letter” means the disclosure letter that describes qualifications and limitations to certain warranties contained in this Schedule 7 and certain other matters described in this Agreement.

(b)	“Environmental Laws” means all Laws (including common law) relating to pollution, protection of the environment or human health, occupational safety and health or sanitation, including Laws relating to emissions, spills, discharges, generation, storage, leaks, injection, leaching, seepage, releases or threatened releases of Waste into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Waste, together with any regulation, code, plan, order, decree, permit, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

(c)	“Group Intellectual Property” means all of the Group Companies’ worldwide rights in, to and under Intellectual Property.

(d)	“Intellectual Property” means rights in the following: (i) all trademark rights, trade dress, service marks, trade names, domain names and brand names; (ii) all copyrights and all other rights associated therewith; (iii) all patents and all proprietary rights associated with patents; (iv) all Contracts or agreements granting any right, title or license under the intellectual property rights of any third party; (v) all inventions, computer software, trade secrets, websites, royalty rights, and employee covenants and agreements respecting intellectual property; and (vi) all registrations of any of the foregoing, all applications therefore, all goodwill associated with any of the foregoing and all claims for infringement or breach thereof.

(e)	“Products/Services” means all products or services currently or previously sold by any Group Company, or by any predecessor of any Group Company, or that have borne a trademark of any Group Company.

(f)	“Tax Audit” means any audit, appeal, hearing, Litigation, contest or other similar proceeding with respect to any Tax Return.

(g)	“Tax Return” means any return, declaration, report, estimate, claim for refund, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment.

(h)	“Waste” means (i) any petroleum, hazardous or toxic petroleum-derived substance or petroleum product, flammable or explosive material, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, foundry sand or polychlorinated biphenyls (PCBs); (ii) any chemical or other material or substance that is now regulated, classified, restricted or defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “extremely hazardous substance,” “restricted hazardous waste,” “toxic substance,” “toxic pollutant,” “pollutant” or “contaminant” under any Environmental Law, or any similar denomination intended to classify substance by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law; or (iii) any other chemical or other material, waste or substance, exposure to which is now prohibited, limited, restricted or regulated by or under any Environmental Law.
19.	Reports

19.1	Any fact, matter or other information disclosed in a Report shall be deemed to also be disclosed in the relevant section of, or schedule to, the Disclosure Letter; provided that such fact, matter or other information is reasonably apparent in such Report in such a manner and with such detail so as to enable the Purchaser to make an informed assessment of the fact, matter or other information.

SCHEDULE 8
RESTRICTED ACTIONS
The Seller shall procure that no member of the Group shall from the date of this Agreement until Completion:
(a)	acquire or dispose of (other than in the ordinary course of business), or acquire or grant any option or right of pre-emption in respect of any asset or make any capital expenditure for a consideration in excess of €500,000 individually or €1,000,000 in the aggregate (in each case, exclusive of VAT); or

(b)	create any Encumbrance over any material asset (other than pursuant to the existing financing of the Group, details of which are set out in the Data Room); or

(c)	create or raise any debt or borrow any money (except borrowings in the ordinary course of business from its current bankers and other financial institutions in accordance with its existing banking and other debt facilities, including uncommitted facilities); or

(d)	enter into any Contracts or transactions outside the ordinary course of business; or

(e)	declare, make, or pay any dividend or other distribution other than to another Group Company or to meet interest payments (i) to another Group Company or (ii) in respect of the existing third party financing arrangements of any Group Company details of which are contained in the Data Room; or

(f)	grant or issue any Encumbrance or give any guarantee or indemnity (other than in the ordinary course of business) over or in respect of the whole or part of the undertaking or assets of the Group; or

(g)	initiate or settle any Litigation which is material to the Group (taken as a whole) (and excluding for the avoidance of doubt, any proceedings for the purpose of debt collection in the ordinary course of business); or

(h)	amend the articles of association or other charter instruments or similar organizational documents of any Group Company; or

(i)	create, issue, purchase or redeem any class of share capital; or

(j)	liquidate any member of the Group or dispose of any shares in any member of the Group except to another Group Company; or

(k)	enter into any arrangement with the Seller or any of its Affiliates other than in the ordinary course of business on arm’s length terms; or

(l)	effect any increase in the compensation, salaries, commissions or wages payable or to become payable to any employees or agents of any Group Company, including any bonus or other employee benefit granted, made or accrued in respect of such employees or agents (but excluding scheduled increases in salaries or wages occurring in the ordinary course of business consistent with past practice); or

(m)	make any loan to any person or entity that is not a Group Company; or

(n)	enter into any Contract with a customer who is (i) located in any country targeted by any of the economic sanctions of the United States of America administered by the United States Treasury Department’s Office of Foreign Assets Control (being at the date of this Agreement Belarus, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iraq, Iran, Liberia, Lebanon, Libya, Myanmar (Burma), North Korea, Somalia, Sudan, Syria, Western Balkans and Zimbabwe), provided, however, that if the Seller provides written notice to the Purchaser that a Group Company intends to enter into a Contract with a customer who is located in such a country and that such economic sanctions would not prohibit the Group Company from entering into such a Contract if it were to be entered into after Completion, then the Group Company may enter into such Contract with the Purchaser’s written consent, which shall not be unreasonably withheld, or (ii) a person appearing on the list of Specially Designated Nationals and Blocked Persons issued by the United States Treasury Department’s Office of Foreign Assets Control;

(o)	make any material change in any Group Company’s financial or Tax accounting principles or methods; or

(p)	agree, conditionally or otherwise, to do any of the foregoing.

SCHEDULE 9
NOTARY LETTER
Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

SCHEDULE 10
SELLER’S LIMITATION OF LIABILITY
1.	APPLICATION OF THIS SCHEDULE

The Parties intend that all of the provisions of this Schedule 10 apply to any Claim against the Seller.

2.	Time Period

The Seller shall not be liable in respect of any Claim unless the Purchaser shall have:
(a)	given written notice of such Claim specifying in reasonable detail the matter which gives rise to the Claim, the nature of the Claim and (to the extent reasonably available to the Purchaser) the amount claimed, as soon as reasonably practicable after the Purchaser or any Group Company has become aware of such Claim, and in any event by no later than the date specified below:
(i)	in the case of a Claim (other than a Claim for breach of a Fundamental Warranty or any covenant or agreement of the Seller contained in this Agreement, other than a covenant or agreement contained in Clause 4 of this Agreement): 18 months from the date of Completion;

(ii)	in the case of a Claim for breach of a Fundamental Warranty : five years from the date of Completion; and
(b)	(unless otherwise agreed in writing by the Seller or unless the relevant Claim has previously been settled between the Seller and the Purchaser), commenced and validly served Proceedings in respect of the relevant Claim within nine months of the date of notification of such Claim in accordance with sub-paragraph 2(a) above, except as set forth in paragraph 4.
3.	Quantum

3.1	The Seller shall have no liability in respect of any Claim for breach of a Seller Warranty (other than a Fundamental Warranty) or, for purposes of the limitation set forth in subclause 3.1(a) below only, the covenant set out in Clause 4.1(c) by the Purchaser unless:
(a)	the amount of the liability pursuant to that individual Claim exceeds €75,000 (each a “qualifying claim”); provided that a series of related Claims arising from substantially related facts or circumstances shall for this purpose be treated as a single Claim; provided, further, that for purposes of determining the existence and amount of liability pursuant to that individual Claim, any materiality, Material Adverse Effect or similar qualifier set forth in the applicable provision of the Agreement shall be ignored.

(b)	the aggregate amount of all qualifying Claims exceeds €5,250,000 in which event the Seller shall be liable for the excess.
3.2	The maximum aggregate liability of the Seller in relation to all Claims (other than a breach of any of the Fundamental Warranties or any covenant or agreement of the Seller contained in Clauses

2.1, 4.1(c), 10, 15 and 20.4 of this Agreement) shall not in any circumstances exceed €26,250,000. The maximum aggregate liability of the Seller in relation to all Claims for breach of the Fundamental Warranties or any covenant or agreement of the Seller contained in Clauses 2.1, 4.1(c), 10, 15 and 20.4 of this Agreement shall be the Purchase Price.

4.	Contingent Liabilities

The Seller shall have no liability in respect of any Claim which is based on any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable but this paragraph shall not operate to avoid a Claim made in respect of a contingent liability within the time limit specified in paragraph 2(a) above and containing such details as are specified in paragraph 2(a) above provided that (i) Proceedings in respect of the Claim have been commenced by being both issued and validly served on the Seller, within six months of such contingent liability becoming an actual liability; and (ii) in the case of a contingent liability that does not involve a liability of a Group Company to, or a Claim by, a third party, any such contingent liability shall have become an actual liability within twelve months from the date of the Claim made in accordance with paragraph 2(a).

5.	Other Exclusions

5.1	The Seller shall not be liable in respect of any Claim if and to the extent that:
(a)	an allowance, provision or reserve in respect of the type of matter giving rise to the Claim shall have been made in the Group’s accounts as shown in the Financial Statements;

(b)	the Claim would not have arisen but for a breach by the Purchaser of any of its obligations under this Agreement or any other Transaction Document;

(c)	such Claim is caused or increased by any voluntary act, omission, transaction or arrangement carried out by: (A) any Group Company at the written request, or with the written consent, of the Purchaser before Completion; (B) any Group Company after Completion (other than in the ordinary course of the business of the Group Companies as carried out at the date of this Agreement or as required by Law); or (C) the Purchaser or any other member of the Purchaser’s Group (other than the Group Companies) before or after Completion;

(d)	it relates to any liability or obligation which arises as a result of the passing of, or any change in, any law, rule, regulation or administrative practice of any Governmental Authority (including the interpretation thereof) including (without prejudice to the generality of the foregoing) any increase in the rates of Tax, any imposition of Tax, any withdrawal of relief from Tax or any extra-statutory concessions of any Tax Authority, in each case, not actually in effect at the date of this Agreement;

(e)	it relates to any liability which arises as a result of any change after Completion of the date to which any Group Company makes up its accounts or in the accounting policies or practices of any Group Company, save in circumstances where such change is required to be made so as to comply with applicable Law in force at the date of the Agreement; and

(f)	the Claim is increased by virtue of either the Purchaser or any other member of the Purchaser’s Group failing to comply with the provisions of paragraph 6 [Conduct] below.

5.2	The Seller shall not have any liability in respect of any Claim for any punitive, indirect or consequential loss, loss of profit or loss of opportunity, unless such loss corresponds to the damages or compensation required to be paid to a third party.

5.3	The limitations of liability contained in this Schedule 10 shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of the Seller or any other member of the Seller’s Group.

6.	Conduct of Claims

6.1	If the Purchaser or any other member of the Purchaser’s Group becomes aware of any claim by a third party which is reasonably likely to result in a Claim being made or any other matter or circumstance which is reasonably likely to give rise to a Claim, the Purchaser shall:
(a)	procure that notice thereof is promptly (and in any event within 30 days of becoming aware of it and having had a reasonable opportunity to investigate it) given to the Seller as regards any such claim, matter or circumstance but shall (subject to the remaining provisions of this paragraph 6) retain conduct of such claim, subject to consultation and the provision of information to the Seller (provided that failure to give such notice in accordance with this paragraph 6.1(a) shall not relieve the Seller of its obligations hereunder except to the extent that such failure shall have adversely affected the Seller);

(b)	allow, and shall procure that the relevant Group Companies shall provide, reasonable access to the Seller and its Representatives upon reasonable notice and during normal business hours to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and for such purpose the Purchaser shall, and shall procure that the relevant Group Companies shall, give all such reasonable information (however stored or recorded) and reasonable assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller or its Representatives may reasonably request and at the Seller’s cost (subject to the Seller only using the same in connection with the investigation of such claim and otherwise keeping such information confidential in accordance with the terms of Clause 18 of the Agreement);

(c)	subject to the Seller agreeing to reimburse the Purchaser to its reasonable satisfaction against its reasonable costs and expenses:
(i)	take all such commercially reasonable action and institute any Proceedings, and give any information and assistance, as the Seller may reasonably request to:
(A)	dispute, resist, appeal, compromise, defend, remedy or mitigate the matter; or

(B)	enforce against a person (other than the Seller) the rights of any member of the Purchaser’s Group in relation to the matter; and
(ii)	in connection with Proceedings related to the matter, use advisers nominated by the Seller and, if the Seller requests, allow the Seller the exclusive conduct of the Proceedings; provided, however, that this subclause (ii) shall not be applicable if the matter may materially adversely affect the Purchaser or the Group Companies other than as a result of money damages or other money payments or if the matter relates to a dispute with a customer or supplier of the Purchaser or the Group Companies.
6.2	If a Claim is as a result of, or in connection with, a claim by or liability to, a third party, then the Purchaser shall not, and shall procure that no other member of the Purchaser’s Group shall, admit liability in respect of the claim, and shall procure that the claim shall not be compromised, disposed of or settled without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

7.	Recovery Only Once

No liability shall attach to the Seller in respect of any Claim to the extent that the same loss has been recovered by the Purchaser under any other Seller Warranty or term of this Agreement or any other document entered into pursuant hereto and accordingly the Purchaser may only recover once in respect of the same loss.

8.	Mitigation

The Purchaser shall take all reasonable action to mitigate any loss suffered by it or any other member of the Purchaser’s Group in respect of a matter giving rise to a Claim and nothing in this Schedule 10 restricts or limits the general obligation at law of the Purchaser to mitigate any loss or damage which it may incur in consequence of a matter giving rise to a Claim; provided, however, that in respect of a matter giving rise to a Claim as a result of breach of any covenant or agreement of he Seller contained in Clauses 2.1, 4.1 (c)), 10, 15 and 20.4 of this Agreement, the Seller shall be responsible for any costs and expenses incurred by the Purchaser’s Group in mitigating any such loss.

9.	Remediable Breach

The Seller shall not be liable in respect of any Claim to the extent that within 30 days following receipt of notification thereof in accordance with paragraph 2(a) of this Schedule 10 the matter giving rise to such claim is remedied by the Seller to the reasonable satisfaction of the Purchaser without cost or disruption to the Group.

SCHEDULE 11
CARBON SUPPLY AGREEMENTS
Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

SCHEDULE 12
TRANSITION SERVICES AGREEMENT
Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.